Exhibit 99.1

Report to Shareholders for the First Quarter, 2015 www.cibc.com February 26, 2015

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the first quarter ended January 31, 2015.

First quarter highlights

•	Reported net income was $923 million, compared with $1,177 million for the first quarter a year ago, and $811 million for the prior quarter.
•	Adjusted net income(1) was $956 million, compared with $951 million for the first quarter a year ago, and $911 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.28, compared with $2.88 for the first quarter a year ago, and $1.98 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.36, compared with $2.31 for the first quarter a year ago, and $2.24 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 19.9% and adjusted ROE(1) was 20.6%.

Results for the first quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.08 per share:

•	$85 million ($62 million after-tax) in restructuring charges related to ongoing efforts to align resources to better serve our clients;
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts;
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio;
•	$12 million ($9 million after-tax) loss from the structured credit run-off business; and
•	$11 million ($9 million after-tax) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2015 was 10.3%, and our Tier 1 and Total capital ratios were 12.1% and 15.0%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.3%, Tier 1 capital ratio of 12.2% and Total capital ratio of 15.5% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.8%, on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.06 per share.

In the quarter, CIBC’s core businesses delivered solid results despite a challenging macroeconomic environment. Through our client-focused strategy, we continued to deliver consistent and sustainable earnings as a strong performance-oriented relationship bank.

Core business performance

Retail and Business Banking reported net income of $650 million for the first quarter, down from $746 million or 13% from the first quarter a year ago which included a one-time $123 million gain in respect of the Aeroplan sale. Adjusting for the items of note shown above, adjusted net income(1) was $618 million, down $25 million or 4% from the first quarter a year ago. Revenue was up in both Personal and Business banking from the same period last year. Solid volume growth across key products and lower loan losses were offset by lower cards revenue due to the sale of the Aeroplan portfolio.

During the first quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched enhancements to CIBC Online Banking, adding financial planning tools for clients to make it easier for them to stay on track towards their financial goals;
•	CIBC received the top overall ranking for online banking functionality in Canada among the big 5 banks reviewed in Forrester Research Inc.’s 2014 Canadian Online Banking Benchmark report. This follows CIBC’s top ranking in the Canadian Mobile Banking Benchmark report from Forrester in May 2014; and
•	We held the grand opening of our six locations at Toronto’s Pearson Airport as part of our partnership with the Greater Toronto Airports Authority.

Subsequent to the end of the quarter, we announced our strategic partnership on the Union Pearson Express, the new express rail service between Union Station and Pearson Airport opening this spring.

Wealth Management reported net income of $128 million for the first quarter, up $14 million or 12% from the first quarter a year ago.

Revenue of $619 million was up $117 million or 23% compared with the first quarter a year ago. This was primarily due to the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust), higher assets under management (AUM) driven by market appreciation and net sales of long-term mutual funds, and higher fee-based revenue.

During the first quarter of 2015, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	Named Best Wealth Management Provider – Canada – 2014 by World Finance Wealth Management Awards;
•	CIBC Asset Management continues to achieve strong long-term mutual fund net sales, which were $1.3 billion this quarter; and
•	CIBC Investor’s Edge $6.95 pricing and Express Account Open drove 55% more account openings year to date versus last year.

Wholesale Banking reported net income of $275 million for the first quarter, up $11 million or 4% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $271 million, up $56 million or 26% from the first quarter a year ago. The increase in earnings was primarily due to broad-based revenue growth across core businesses, partially offset by higher loan losses.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Sole bookrunner and underwriter on a new $500 million revolving credit facility for Ember Resources Inc.;
•	Joint bookrunner on Metro Inc.’s $600 million two tranche bond; and
•	Financial advisor to Veresen Inc. on the acquisition of a 50% interest in the Ruby Pipeline from Global Infrastructure Partners for US$1.4 billion.

Making a difference in our Communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter we:

•	Raised $13.2 million for the 2014 United Way campaign, a 6% increase over last year, through the generosity of our employees and retirees as well as a corporate donation;
•	On CIBC Miracle Day’s 30th anniversary, CIBC employees in Canada, U.S., U.K. and Hong Kong raised $5.5 million to support hundreds of children’s charities around the globe;
•	Together with AthletesCAN and Canadian Sport Institute Ontario, brought together the athletes and mentors from the CIBC Team Next program at a weekend forum in preparation for competing at the TORONTO 2015 Pan Am/Parapan Am Games; and
•	Supported Ryerson’s Make Your Mark fundraising campaign with a gift of $500,000 toward student awards at the Ted Rogers School of Management.

During the quarter, CIBC was named:

•	One of the Financial Post’s Ten Best Companies to Work For;
•	One of Canada’s 50 Most Engaged Workplaces™ by Achievers; and
•	One of Greater Toronto’s Top Employers by Mediacorp.

In addition, two CIBC executives, Laura Dottori-Attanasio and Christina Kramer, were recognized by WXN’s Top 100 Most Powerful Women in Canada.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC FIRST QUARTER 2015

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2014 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			First quarter, 2015
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2014 Annual report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			33
	3	Top and emerging risks	20			46
	4	Key future regulatory ratio requirements	15 – 16, 17, 33	56	6	31, 69
Risk governance, risk management and business model	5	Risk management structure	19			41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	21			44, 47
	8	Bank-wide stress testing	24			37, 50, 55, 63, 66, 71
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	15	56		30, 137
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4
	11	Regulatory capital flow statement			5
	12	Capital management and planning				36, 137
	13	Business activities and risk-weighted assets	21		7
	14	Risk-weighted assets and capital requirements			7	32, 34
	15	Credit risk by major portfolios			13 – 24	49 – 54
	16	Risk-weighted assets flow statement			8
	17	Back-testing of models			25, 26	45, 50, 62, 71
Liquidity	18	Liquid assets	31
Funding	19	Encumbered assets	32
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	34
	21	Funding strategy and sources	32			68
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	28
	23	Significant trading and non-trading market risk factors	28 – 30			61 – 65
	24	Model assumptions, limitations and validation procedures				61 – 65
	25	Stress testing and scenario analysis				37, 63
Credit risk	26	Analysis of credit risk exposures	22 – 27	59	9 – 12	51 – 59, 119 – 121, 159
	27	Impaired loan and forbearance policies	22, 24, 37			98
	28	Reconciliation of impaired loans and the allowance for credit losses	22, 24	53
	29	Counterparty credit risk arising from derivatives	24		12, 28 (2)	48, 52, 131 – 132
	30	Credit risk mitigation	22		12, 29	48, 54, 131 – 132
Other risks	31	Other risks	35			70 – 72
	32	Discussion of publicly known risk events	39	58		71, 151
(1)	A detailed glossary of our risk and capital terminology is included on page 170 of our 2014 Annual Report.
(2)	Included in supplementary financial information package.

CIBC FIRST QUARTER 2015	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter ended January 31, 2015 compared with corresponding periods. The MD&A should be read in conjunction with our 2014 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of February 25, 2015. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange
Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference.
A glossary of terms used throughout this quarterly report can be found on pages 168 to 172 of our 2014 Annual Report.

Contents
2	External reporting change	14	Financial condition
		14	Review of condensed consolidated balance sheet
3	First quarter financial highlights	15	Capital resources
		17	Global systemically important banks – public disclosure requirements
4	Overview	18	Off-balance sheet arrangements
4	Financial results
5	Review of quarterly financial information	19	Management of risk
6	Outlook for calendar year 2015	19	Risk overview
		22	Credit risk
7	Non-GAAP measures	28	Market risk
		31	Liquidity risk
7	Strategic business units overview	35	Other risks
8	Retail and Business Banking
9	Wealth Management	36	Accounting and control matters
10	Wholesale Banking	36	Critical accounting policies and estimates
13	Corporate and Other	40	Regulatory developments
		40	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Outlook for calendar year 2015”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2015” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of this report. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC FIRST QUARTER 2015	1

External reporting change

The following external reporting change was made in the first quarter of 2015. Prior period amounts were reclassified accordingly.

Income statement presentation

We reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC FIRST QUARTER 2015

First quarter financial highlights

	Unaudited, as at or for the three months ended		2015 Jan. 31	2014 Oct. 31 (1)	2014 Jan. 31 (1)
	Financial results ($ millions)
	Net interest income		$1,956	$1,881	$1,905
	Non-interest income		1,503	1,332	1,726
	Total revenue		3,459	3,213	3,631
	Provision for credit losses		187	194	218
	Non-interest expenses		2,195	2,083	1,976
	Income before taxes		1,077	936	1,437
	Income taxes		154	125	260
	Net income		$923	$811	$1,177
	Net income attributable to non-controlling interests		$3	$2	$3
	Preferred shareholders		13	18	25
	Common shareholders		907	791	1,149
	Net income attributable to equity shareholders		$920	$809	$1,174
	Financial measures
	Reported efficiency ratio		63.5%	64.8%	54.4%
	Adjusted efficiency ratio (2)		59.2%	60.4%	56.7%
	Loan loss ratio		0.28%	0.30%	0.38%
	Reported return on common shareholders’ equity		19.9%	17.9%	27.5%
	Adjusted return on common shareholders’ equity (2)		20.6%	20.1%	22.1%
	Net interest margin		1.77%	1.78%	1.84%
	Net interest margin on average interest-earning assets		2.04%	2.02%	2.09%
	Return on average assets		0.84%	0.77%	1.14%
	Return on average interest-earning assets		0.96%	0.87%	1.29%
	Total shareholder return		(13.42)%	2.66%	(1.36)%
	Reported effective tax rate		14.3%	13.4%	18.1%
	Adjusted effective tax rate (2)		14.3%	15.2%	16.5%
Common share information
Per share ($)	- basic earnings		$2.28	$1.99	$2.88
	- reported diluted earnings		2.28	1.98	2.88
	- adjusted diluted earnings (2)		2.36	2.24	2.31
	- dividends		1.03	1.00	0.96
	- book value		45.99	44.30	42.59
Share price ($)	- high		107.16	107.01	91.58
	- low		88.18	95.93	86.57
	- closing		88.18	102.89	86.57
Shares outstanding (thousands)	- weighted-average basic		397,117	397,009	398,539
	- weighted-average diluted		397,887	397,907	399,217
	- end of period		397,142	397,021	398,136
	Market capitalization ($ millions)		$35,020	$40,850	$34,467
	Value measures
	Dividend yield (based on closing share price)		4.6%	3.9%	4.4%
	Reported dividend payout ratio		45.1%	50.3%	33.3%
	Adjusted dividend payout ratio (2)		43.5%	44.6%	41.4%
	Market value to book value ratio		1.92	2.32	2.03
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$74,334	$73,089	$77,290
	Loans and acceptances, net of allowance		274,966	268,240	256,819
	Total assets		445,223	414,903	400,955
	Deposits		339,875	325,393	314,336
	Common shareholders’ equity		18,265	17,588	16,955
	Average assets		437,701	418,414	410,019
	Average interest-earning assets		380,984	370,020	361,844
	Average common shareholders’ equity		18,123	17,528	16,581
	Assets under administration (3)		1,809,526	1,717,563	1,603,022
	Balance sheet quality measures (All-in basis)
	Risk-weighted assets (RWA)
	Common Equity Tier 1 (CET1) capital RWA ($ billions)		$146.6	$141.3	$140.5
	Tier 1 capital RWA		146.8	141.4	140.5
	Total capital RWA		147.1	141.7	140.5
	Capital ratios
	CET1 ratio		10.3%	10.3%	9.5%
	Tier 1 capital ratio		12.1%	12.2%	11.5%
	Total capital ratio		15.0%	15.5%	14.2%
	Basel III leverage ratio
	Tier 1 capital	A	$17.8	17.3	16.2
	Leverage ratio exposure	B	$471.9	n/a	n/a
	Leverage ratio	A/B	3.8%	n/a	n/a
Other information
	Full-time equivalent employees		43,883	44,424	43,573
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting change” for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon.
n/a	Not applicable.

CIBC FIRST QUARTER 2015	3

Overview

Financial results

Reported net income for the quarter was $923 million, compared with $1,177 million for the same quarter last year, and $811 million for the prior quarter.

Adjusted net income(1) for the quarter was $956 million, compared with $951 million for the same quarter last year, and $911 million for the prior quarter.

Reported diluted earnings per share (EPS) for the quarter was $2.28, compared with $2.88 for the same quarter last year, and $1.98 for the prior quarter.

Adjusted diluted EPS(1) for the quarter was $2.36, compared with $2.31 for the same quarter last year, and $2.24 for the prior quarter.

Net income for the current quarter was affected by the following items of note:

•	$85 million ($62 million after-tax) in restructuring charges relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Wholesale Banking);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income tax expenses by $6 million. In aggregate, these items of note decreased net income by $33 million.

Net interest income(2)

Net interest income was up $51 million or 3% from the same quarter last year, primarily due to volume growth across retail products and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note. These factors were partially offset by lower card revenue as a result of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD) in the first quarter of 2014, and narrower retail spreads.

Net interest income was up $75 million or 4% from the prior quarter, primarily due to the gain noted above, volume growth across retail products and higher trading income, partially offset by narrower retail spreads.

Non-interest income(2)

Non-interest income was down $223 million or 13% from the same quarter last year, primarily due to the gains relating to the Aeroplan transactions with Aimia and TD and the sale of an equity investment in our exited European leveraged finance portfolio in the same quarter last year, both shown as items of note. The current quarter included higher mutual fund, investment management and custodial fees, and a gain on sale of an investment in our merchant banking portfolio, shown as an item of note.

Non-interest income was up $171 million or 13% from the prior quarter, as the prior quarter included a charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives, shown as an item of note. The current quarter included higher mutual fund fees and the gain on sale of an investment noted above, partially offset by lower revenue from equity issuances.

Provision for credit losses

Provision for credit losses was down $31 million or 14% from the same quarter last year. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The same quarter last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. In Wholesale Banking, the provision was up due to losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was up slightly as the same quarter last year included a reduction in the collective allowance, including lower estimated credit losses related to the Alberta floods, shown as an item of note. The current quarter included lower loan losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Provision for credit losses was down $7 million or 4% from the prior quarter. In Retail and Business Banking, the provision was down primarily due to lower bankruptcies in the card portfolio. In Wholesale Banking and Corporate and Other, the provision was comparable with the prior quarter.

Non-interest expenses

Non-interest expenses were up $219 million or 11% from the same quarter last year, mainly due to restructuring charges relating to employee severance, shown as an item of note, higher employee compensation and benefits costs, and higher spending on strategic initiatives. The same quarter last year included costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as an item of note.

Non-interest expenses were up $112 million or 5% from the prior quarter, primarily due to the restructuring charges noted above and higher employee compensation and benefits costs, partially offset by lower spending on advertising and professional fees.

Income taxes

Income tax expense was down $106 million or 41% from the same quarter last year primarily due to lower income.

Income tax expense was up $29 million or 23% from the prior quarter, primarily due to higher income.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $210 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC FIRST QUARTER 2015

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the three months ended	Jan. 31, 2015 vs. Jan. 31, 2014	Jan. 31, 2015 vs. Oct. 31, 2014
Estimated increase in:
Total revenue	$53	$38
Provision for credit losses	2	2
Non-interest expense	25	17
Income taxes	3	2
Net income	23	17
Average USD appreciation relative to CAD	10.4%	7.2%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q4, 2014

•	$112 million ($82 million after-tax) charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives (Wholesale Banking);
•	$18 million ($13 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia and TD (Retail and Business banking);
•	$10 million ($7 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $5 million after-tax in Wealth Management, and $1 million after-tax in Corporate and Other); and
•	$2 million ($2 million after-tax) gain from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $118 million, increased non-interest expenses by $20 million, and decreased income tax expense by $38 million. In aggregate, these items of note decreased net income by $100 million.

Q1, 2014

•	$239 million ($183 million after-tax) gain in respect of the Aeroplan transactions with Aimia and TD, net of costs relating to the development of our enhanced travel rewards program ($123 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);
•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$8 million ($6 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $353 million, non-interest expenses by $55 million, and income tax expenses by $72 million. In aggregate, these items of note increased net income by $226 million.

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units (SBUs).

Review of quarterly financial information

	$ millions, except per share amounts,
	for the three months ended	2015				2014 (1)			2013 (1)
		Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
	Revenue
	Retail and Business Banking	$2,093	$2,046	$2,029	$1,936	$2,252	$2,083	$2,064	$1,982
	Wealth Management	619	584	568	548	502	470	458	443
	Wholesale Banking (2)	706	468	670	606	680	520	589	574
	Corporate and Other (2)	41	115	88	74	197	103	135	122
	Total revenue	$3,459	$3,213	$3,355	$3,164	$3,631	$3,176	$3,246	$3,121
	Net interest income	$1,956	$1,881	$1,875	$1,798	$1,905	$1,893	$1,883	$1,822
	Non-interest income	1,503	1,332	1,480	1,366	1,726	1,283	1,363	1,299
	Total revenue	3,459	3,213	3,355	3,164	3,631	3,176	3,246	3,121
	Provision for credit losses	187	194	195	330	218	271	320	265
	Non-interest expenses	2,195	2,083	2,044	2,409	1,976	1,926	1,875	1,822
	Income before income taxes	1,077	936	1,116	425	1,437	979	1,051	1,034
	Income taxes	154	125	195	119	260	154	173	172
	Net income	$923	$811	$921	$306	$1,177	$825	$878	$862
	Net income (loss) attributable to:
	Non-controlling interests	$3	$2	$3	$(11)	$3	$(7)	$1	$2
	Equity shareholders	920	809	918	317	1,174	832	877	860
EPS	– basic	$2.28	$1.99	$2.26	$0.73	$2.88	$2.02	$2.13	$2.09
	– diluted	2.28	1.98	2.26	0.73	2.88	2.02	2.13	2.09
(1)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting change” for additional details.
(2)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

CIBC FIRST QUARTER 2015	5

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefitted from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio in the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included the gain arising from accounting adjustments on credit card-related balance sheet amounts, and the first quarter of 2014 included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefitted from the impact of the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) on December 31, 2013, including annual performance fees earned in the first quarter of 2015, and has also experienced growth in fee-based average assets under management (AUM) and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions and growth in the equity derivatives business which has resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included the gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included the charge related to FVA, while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively. The fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been trending lower due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014, and a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios was included in the third quarter of 2013. In Wholesale Banking, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. The second and third quarters of 2013 had higher losses in the exited European leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had loan losses relating to CIBC FirstCaribbean. The third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the first and third quarters of 2014 included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, including pension expense, as well as higher spending on strategic initiatives. The first quarter of 2015 included restructuring charges relating to employee severance. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. All quarters in 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income, which has generally been trending higher for the periods presented in the table above. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Outlook for calendar year 2015

Global growth is on track to only match the prior year’s mediocre pace, as a deceleration in China and recession risks in Russia, coupled with still sluggish gains in Europe, offset an expected acceleration in the U.S. The U.S. economy has gathered momentum from improved credit access for households and the income gains associated with healthy job growth, setting the stage for more than 3% real GDP growth in 2015. Canada’s growth rate should slow to approximately 2%, as a drop in resource sector capital spending and fiscal tightening by affected provinces offsets the lift to non-energy exports arising from U.S. growth and a weaker Canadian dollar. The U.S. Federal Reserve is likely to begin increasing interest rates moderately towards mid-year, but the Bank of Canada could deliver a further interest rate cut before then, given the drag on growth from weaker oil prices. Long term yields could rise in both countries in the latter half of the year due to U.S. interest rate hikes and diminished fears of a global slump.

Retail and Business Banking could see some improvement in household credit demand in the wake of the Bank of Canada’s actions, but the impact should be modest given that interest rates have already been low for a long period. Demand for business credit should continue to grow at a healthy pace outside the resource provinces, but will be impacted by slowing growth in the resource provinces. Although the weaker picture for resource prices represents a risk to business and household credit quality in the affected regions, the deterioration should be modest given only a slight climb expected in unemployment and business bankruptcy rates.

Equity markets might see somewhat slower gains and moderating new issuance volumes after a strong 2014, but growing pools of household savings will support demand for Wealth Management.

Wholesale Banking could see a mixed picture as slowing capital spending in the resource sector is countered by a diminished ability to fund from retained earnings, increased needs for merger and acquisition transactions and capital spending growth in other industries. Increased market volatility will support trading volumes. Certain provincial governments will have increased financing needs due to the drop in energy-related revenues.

6	CIBC FIRST QUARTER 2015

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, as at or for the three months ended		2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$907	$791	$1,149
After-tax impact of items of note (1)		33	100	(226)
Adjusted net income attributable to diluted common shareholders (2)	B	$940	$891	$923
Diluted weighted-average common shares outstanding (thousands)	C	397,887	397,907	399,217
Reported diluted EPS ($)	A/C	$2.28	$1.98	$2.88
Adjusted diluted EPS ($) (2)	B/C	2.36	2.24	2.31
Reported and adjusted efficiency ratio
Reported total revenue (3)	D	$3,459	$3,213	$3,631
Pre-tax impact of items of note (1)		(55)	118	(353)
TEB		148	85	110
Adjusted total revenue (2)	E	$3,552	$3,416	$3,388
Reported non-interest expenses (3)	F	$2,195	$2,083	$1,976
Pre-tax impact of items of note (1)		(94)	(20)	(55)
Adjusted non-interest expenses (2)	G	$2,101	$2,063	$1,921
Reported efficiency ratio (3)	F/D	63.5%	64.8%	54.4%
Adjusted efficiency ratio (2)(3)	G/E	59.2%	60.4%	56.7%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	H	$907	$791	$1,149
After-tax impact of items of note attributable to common shareholders (1)		33	100	(226)
Adjusted net income attributable to common shareholders (2)	I	$940	$891	$923
Dividends paid to common shareholders	J	$409	$398	$382
Reported dividend payout ratio	J/H	45.1%	50.3%	33.3%
Adjusted dividend payout ratio (2)	J/I	43.5%	44.6%	41.4%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	K	$18,123	$17,528	$16,581
Reported return on common shareholders’ equity	H/K	19.9%	17.9%	27.5%
Adjusted return on common shareholders’ equity (2)	I/K	20.6%	20.1%	22.1%
Reported and adjusted effective tax rate
Reported income before income taxes	L	$1,077	$936	$1,437
Pre-tax impact of items of note (1)		39	138	(298)
Adjusted income before income taxes (2)	M	$1,116	$1,074	$1,139
Reported income taxes	N	$154	$125	$260
Tax impact of items of note (1)		6	38	(72)
Adjusted income taxes (2)	O	$160	$163	$188
Reported effective tax rate	N/L	14.3%	13.4%	18.1%
Adjusted effective tax rate (2)	O/M	14.3%	15.2%	16.5%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Reported net income (loss)	$650	$128	$275	$(130)	$923
Jan. 31	After-tax impact of items of note (1)	(32)	4	(4)	65	33
	Adjusted net income (loss) (2)	$618	$132	$271	$(65)	$956
2014	Reported net income (loss)	$602	$119	$136	$(46)	$811
Oct. 31	After-tax impact of items of note (1)	14	5	80	1	100
	Adjusted net income (loss) (2)	$616	$124	$216	$(45)	$911
2014	Reported net income (loss)	$746	$114	$264	$53	$1,177
Jan. 31	After-tax impact of items of note (1)	(103)	3	(49)	(77)	(226)
	Adjusted net income (loss) (2)	$643	$117	$215	$(24)	$951
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been reclassified to conform to the presentation adopted in the current period. See “External reporting change” for additional details.

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury, which all form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2014 Annual Report.

CIBC FIRST QUARTER 2015	7

Retail and Business Banking

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Results(1)

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31 (2)	2014 Jan. 31 (2)
Revenue
Personal banking	$1,669	$1,629	$1,573
Business banking	402	393	380
Other (3)	22	24	299
Total revenue	2,093	2,046	2,252
Provision for credit losses	164	171	210
Non-interest expenses	1,056	1,072	1,052
Income before taxes	873	803	990
Income taxes	223	201	244
Net income	$650	$602	$746
Net income attributable to:
Equity shareholders (a)	$650	$602	$746
Efficiency ratio	50.4%	52.4%	46.7%
Return on equity (4)	61.1%	60.1%	77.9%
Charge for economic capital (4) (b)	$(129)	$(122)	$(119)
Economic profit (4) (a+b)	$521	$480	$627
Full-time equivalent employees	21,668	21,864	22,243
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current period. See “External reporting change” for additional details.
(3)	Includes run-off portfolios relating to FirstLine mortgage broker business, student loans and cards.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $650 million, down $96 million from the same quarter last year, primarily due to lower revenue, partially offset by a lower provision for credit losses.

Net income was up $48 million from the prior quarter, mainly due to higher revenue, lower non-interest expenses and a lower provision for credit losses.

Revenue

Revenue was down $159 million or 7% from the same quarter last year.

Personal banking revenue was up $96 million, primarily due to volume growth and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note, partially offset by narrower spreads.

Business banking revenue was up $22 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other revenue was down $277 million, as the same quarter last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current quarter included lower revenue due to the Aeroplan transactions.

Revenue was up $47 million or 2% from the prior quarter.

Personal banking revenue was up $40 million, primarily due to the gain arising from accounting adjustments noted above, and volume growth, partially offset by lower spreads.

Business banking revenue was up $9 million, primarily due to volume growth.

Other revenue was comparable with the prior quarter.

Provision for credit losses

Provision for credit losses was down $46 million from the same quarter last year, mainly due to lower write-offs and bankruptcies in the card portfolio which reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The same quarter last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note.

Provision for credit losses was down $7 million from the prior quarter, primarily due to lower bankruptcies in the card portfolio.

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year, as higher spending on strategic initiatives was mostly offset by higher costs in the same quarter last year relating to the Aeroplan transactions.

Non-interest expenses were down $16 million or 1% from the prior quarter, mainly due to lower advertising, as well as costs relating to the development of our enhanced travel rewards program in the prior quarter, shown as an item of note.

Income taxes

Income taxes were down $21 million from the same quarter last year, primarily due to lower income, partially offset by the impact of a lower tax rate applying to the gain related to the Aeroplan transactions in the prior year.

Income taxes were up $22 million from the prior quarter, primarily due to higher income.

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their customers, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

The impact of implementing the agreement is not expected to be significant to Retail and Business Banking results.

8	CIBC FIRST QUARTER 2015

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Results(1)

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Revenue
Retail brokerage	$302	$302	$284
Asset management	208	203	172
Private wealth management	109	79	46
Total revenue	619	584	502
Provision for credit losses	–	–	(1)
Non-interest expenses	447	428	351
Income before taxes	172	156	152
Income taxes	44	37	38
Net income	$128	$119	$114
Net income attributable to:
Non-controlling interests	$–	$–	$1
Equity shareholders (a)	128	119	113
Efficiency ratio	72.2%	73.1%	69.9%
Return on equity (2)	23.0%	21.9%	22.5%
Charge for economic capital (2) (b)	$(67)	$(65)	$(62)
Economic profit (2) (a+b)	$61	$54	$51
Full-time equivalent employees	4,234	4,169	4,056
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $128 million, up $14 million from the same quarter last year, and up $9 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $117 million or 23% from the same quarter last year.

Retail brokerage revenue was up $18 million from the same quarter last year, primarily due to higher fee-based revenue, partly offset by lower commission revenue.

Asset management revenue was up $36 million from the same quarter last year, primarily due to higher AUM driven by market appreciation and higher net sales of long-term mutual funds.

Private wealth management revenue was up $63 million from the same quarter last year, mainly due to the inclusion of a full quarter of Atlantic Trust results (acquired December 31, 2013) and annual performance fees earned in Atlantic Trust.

Revenue was up $35 million or 6% from the prior quarter.

Retail brokerage revenue was comparable with the prior quarter.

Asset management revenue was up $5 million from the prior quarter, primarily due to higher AUM driven by market appreciation and higher net sales of long-term mutual funds, partially offset by a lower contribution from our investment in American Century Investments.

Private wealth management revenue was up $30 million from the prior quarter, primarily due to annual performance fees earned in Atlantic Trust.

Non-interest expenses

Non-interest expenses were up $96 million or 27% from the same quarter last year, primarily due to the inclusion of a full quarter of Atlantic Trust results and higher performance-based compensation, including compensation on the annual performance-related fees in Atlantic Trust.

Non-interest expenses were up $19 million or 4% from the prior quarter, primarily due to higher performance-based compensation, including compensation on the annual performance fees earned in Atlantic Trust.

Income taxes

Income taxes were up $6 million from the same quarter last year, and up $7 million from the prior quarter, primarily due to higher income.

CIBC FIRST QUARTER 2015	9

Wholesale Banking

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Revenue
Capital markets	$395	$196	$330
Corporate and investment banking	302	265	250
Other	9	7	100
Total revenue (2)	706	468	680
Provision for credit losses	14	14	2
Non-interest expenses	328	293	329
Income before taxes	364	161	349
Income taxes (2)	89	25	85
Net income	$275	$136	$264
Net income attributable to:
Equity shareholders (a)	$275	$136	$264
Efficiency ratio (2)	46.5%	62.6%	48.3%
Return on equity (3)	42.5%	21.8%	44.9%
Charge for economic capital (3) (b)	$(78)	$(75)	$(73)
Economic profit (3) (a+b)	$197	$61	$191
Full-time equivalent employees	1,292	1,304	1,244
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $148 million for the quarter ended January 31, 2015 (October 31, 2014: $85 million; January 31, 2014: $110 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $275 million, up $11 million from the same quarter last year, primarily due to higher revenue, partially offset by a higher provision for credit losses.

Net income was up $139 million from the prior quarter, mainly due to higher revenue, partially offset by a higher effective tax rate and higher non-interest expenses.

Revenue

Revenue was up $26 million or 4% from the same quarter last year.

Capital markets revenue was up $65 million, primarily due to higher revenue from equity and commodity derivatives and foreign exchange trading and higher equity trading commissions, partially offset by lower fixed income trading revenue.

Corporate and investment banking revenue was up $52 million, primarily due to a gain on sale of an investment in our merchant banking portfolio, shown as an item of note, higher revenue from corporate banking, higher advisory revenue and higher revenue from U.S. real estate finance.

Other revenue was down $91 million, primarily due to a gain on the sale of an equity investment in our exited European leveraged finance portfolio shown as an item of note in the same quarter last year.

Revenue was up $238 million or 51% from the prior quarter.

Capital markets revenue was up $199 million, as the prior quarter included a charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note. Higher equity derivatives and foreign exchange trading revenue in the current quarter were partially offset by lower revenue from equity issuances.

Corporate and investment banking revenue was up $37 million, primarily due to higher investment portfolio gains, including the gain noted above.

Other revenue was comparable with the prior quarter.

Provision for credit losses

Provision for credit losses was up $12 million from the same quarter last year, due to losses in our U.S. real estate finance portfolio.

Provision for credit losses was comparable with the prior quarter.

Non-interest expenses

Non-interest expenses were comparable with the same quarter last year.

Non-interest expenses were up $35 million or 12% from the prior quarter, mainly due to higher employee-related costs.

Income taxes

Income taxes for the quarter were up $4 million from the same quarter last year, and up $64 million from the prior quarter, primarily due to higher income.

10	CIBC FIRST QUARTER 2015

Structured credit run-off business The results of the structured credit run-off business are included in the Wholesale Banking SBU. Results
$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Net interest income (expense)	$(3)	$(4)	$(13)
Trading income (loss)	(8)	9	5
Designated at fair value (FVO) losses	–	(1)	(2)
Other income (loss)	–	(1)	–
Total revenue	(11)	3	(10)
Non-interest expenses	1	1	1
Income (loss) before taxes	(12)	2	(11)
Income taxes	(3)	–	(3)
Net income (loss)	$(9)	$2	$(8)

Net loss for the quarter was $9 million (US$8 million), compared with $8 million (US$7 million) for the same quarter last year and net income of $2 million (US$2 million) for the prior quarter.

The net loss for the quarter was mainly due to a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the mark-to-market (MTM) of the underlying positions, net interest expense and net losses on unhedged positions. These were partially offset by a reduction in credit valuation adjustment (CVA) relating to financial guarantors.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at January 31, 2015		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$183	$128	$–	$–	$183	$128
CLO	1,203	1	1,170	1,172	932	9	1,993	18	–	–
Corporate debt	–	–	–	–	3,506	4	–	–	3,506	5
Other	474	313	23	22	309	31	18	2	–	–
Unmatched	–	–	–	–	–	–	–	–	393	1
	$1,677	$314	$1,193	$1,194	$4,930	$172	$2,011	$20	$4,082	$134
October 31, 2014	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154
(1)	Excluded from the table above are equity available-for-sale (AFS) securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$23 million (October 31, 2014: US$23 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$55 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (70%) and European-based (27%) senior secured leveraged loans. As at January 31, 2015, approximately 77% of the total notional amount of the CLO tranches was rated equivalent to AAA, 22% was rated the equivalent of AA+, and the remainder unrated. As at January 31, 2015, approximately 21% of the underlying collateral was rated equivalent to BB- or higher, 64% was rated between the equivalent of B+ and B-, and 5% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.0 years and average subordination of 31%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 23-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at January 31, 2015, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$228 million and a fair value of US$214 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$112 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$91 million; and
•	US$23 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$23 million and carrying value of US$22 million.

CIBC FIRST QUARTER 2015	11

Our significant positions in the Written credit derivatives, liquidity and credit facilities section within Other, as at January 31, 2015, include:

•	US$221 million notional value of written credit derivatives with a fair value of US$31 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$66 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at January 31, 2015	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$1,230	$–	$–	$18	$–	$1,248	$18	$(3)	$15
Unrated	763	–	–	–	–	763	8	(3)	5
	1,993	–	–	18	–	2,011	26	(6)	20
Other counterparties (1)
Investment grade	–	10	183	–	–	193	128	–	128
Unrated	–	3,496	–	–	393	3,889	6	–	6
	–	3,506	183	–	393	4,082	134	–	134
	$1,993	$3,506	$183	$18	$393	$6,093	$160	$(6)	$154
October 31, 2014	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at January 31, 2015 was US$237 million relative to US$6 million of net exposure.

12	CIBC FIRST QUARTER 2015

Corporate and Other

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Revenue
International banking	$161	$150	$154
Other	(120)	(35)	43
Total revenue (2)	41	115	197
Provision for credit losses	9	9	7
Non-interest expenses	364	290	244
Loss before taxes	(332)	(184)	(54)
Income taxes (2)	(202)	(138)	(107)
Net income (loss)	$(130)	$(46)	$53
Net income (loss) attributable to:
Non-controlling interests	$3	$2	$2
Equity shareholders	(133)	(48)	51
Full-time equivalent employees	16,689	17,087	16,030
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $130 million, compared with net income of $53 million in the same quarter last year, primarily due to lower revenue and higher non-interest expenses.

Net loss was up $84 million from the prior quarter, primarily due to lower revenue and higher non-interest expenses.

Revenue

Revenue was down $156 million or 79% from the same quarter last year.

International banking revenue was up $7 million, due to favourable foreign exchange rates.

Other revenue was down $163 million, as the same quarter last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current quarter included lower treasury revenue and a higher TEB adjustment.

Revenue was down $74 million or 64% from the prior quarter.

International banking revenue was up $11 million, due to favourable foreign exchange rates.

Other revenue was down $85 million, primarily due to a higher TEB adjustment and lower treasury revenue.

Provision for credit losses

Provision for credit losses was up $2 million from the same quarter last year, as the same quarter last year included a reduction in the collective allowance, including lower estimated credit losses related to the Alberta floods, shown as an item of note. The current quarter included lower loan losses in CIBC FirstCaribbean.

Provision for credit losses was comparable with the prior quarter.

Non-interest expenses

Non-interest expenses were up $120 million or 49% from the same quarter last year, mainly due to restructuring charges relating to employee severance, shown as an item of note, and higher unallocated corporate support costs.

Non-interest expenses were up $74 million or 26% from the prior quarter, primarily due to the restructuring charges noted above.

Income taxes

Income tax benefit was up $95 million from the same quarter last year, primarily due to a higher loss, including a higher TEB adjustment.

Income tax benefit was up $64 million from the prior quarter, primarily due to a higher loss, including a higher TEB adjustment.

CIBC FIRST QUARTER 2015	13

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2015 Jan. 31	2014 Oct. 31
Assets
Cash and deposits with banks	$13,045	$13,547
Securities	61,289	59,542
Securities borrowed or purchased under resale agreements	38,019	36,796
Loans and acceptances, net of allowance	274,966	268,240
Derivative instruments	39,124	20,680
Other assets	18,780	16,098
	$445,223	$414,903
Liabilities and equity
Deposits	$339,875	$325,393
Obligations related to securities lent or sold short or under repurchase agreements	19,104	23,764
Derivative instruments	39,903	21,841
Other liabilities	21,998	20,144
Subordinated indebtedness	4,864	4,978
Equity	19,479	18,783
	$445,223	$414,903

Assets

As at January 31, 2015, total assets were up by $30.3 billion or 7% from October 31, 2014.

Cash and deposits with banks decreased by $502 million or 4%, mainly due to lower treasury deposit placements.

Securities increased by $1.7 billion or 3%, primarily due to an increase in AFS securities, partially offset by a decrease in trading securities. AFS securities increased primarily due to higher Canadian government securities and public corporate debt. Trading securities decreased primarily in corporate equities.

Securities borrowed or purchased under resale agreements increased by $1.2 billion or 3%, primarily due to treasury investment management activities.

Net loans and acceptances increased by $6.7 billion or 3%. Business and government loans and acceptances were up by $4.1 billion, largely due to the impact of foreign exchange and an increase in our domestic lending portfolio. Residential mortgages were up by $2.5 billion, primarily due to growth in CIBC brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business.

Derivative instruments increased by $18.4 billion or 89%, largely driven by an increase in foreign exchange, interest rate and other commodities derivative valuations.

Other assets increased by $2.7 billion or 17%, primarily due to an increase in collateral pledged for derivatives and broker receivables.

Liabilities

As at January 31, 2015, total liabilities were up by $29.6 billion or 7% from October 31, 2014.

Deposits increased by $14.5 billion or 4%, primarily due to domestic retail volume growth, the impact of foreign exchange, and treasury activities. Further details on the composition of deposits are provided in Note 6 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $4.7 billion or 20%, primarily due to client-driven activities.

Derivative instruments increased by $18.1 billion or 83%, largely driven by an increase in foreign exchange, interest rate and other commodities derivative valuations.

Other liabilities increased by $1.9 billion or 9%, mainly due to an increase in collateral received for derivatives and broker payables.

Subordinated indebtedness decreased by $114 million or 2%. During the quarter there were partial buybacks due to normal market making activities.

Equity

As at January 31, 2015, equity increased by $696 million or 4% from October 31, 2014, primarily due to a net increase in retained earnings. During the quarter, there was an issuance of a new series of preferred shares and a redemption of an existing series of preferred shares. See the “Significant capital management activity” section for further details.

14	CIBC FIRST QUARTER 2015

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 38 of the 2014 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and TD. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the 2014 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets;
(ii)	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
(iii)	Derivative exposures as specified under the rules; and
(iv)	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III leverage ratio framework in Canada effective November 2014. The Basel III leverage ratio replaces the assets-to-capital multiple (ACM) test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%. Information on CIBC’s leverage ratio as at January 31, 2015 is included in the table below.

CIBC FIRST QUARTER 2015	15

Regulatory capital and Basel III leverage ratio

$ millions, as at	2015 Jan. 31	2014 Oct. 31
Transitional basis
CET1 capital	$17,610	$17,496
Tier 1 capital	A	19,199	18,720
Total capital	23,347	23,281
RWA	156,118	155,148
CET1 ratio	11.3%	11.3%
Tier 1 capital ratio	12.3%	12.1%
Total capital ratio	14.9%	15.0%
Leverage ratio exposure	B	$472,782	n/a
Leverage ratio	A/B	4.1%	n/a
ACM	n/a	17.7	x
All-in basis
CET1 capital	$15,033	$14,607
Tier 1 capital	C	17,771	17,300
Total capital	22,024	21,989
CET1 capital RWA	146,554	141,250
Tier 1 capital RWA	146,847	141,446
Total capital RWA	147,097	141,739
CET1 ratio	10.3%	10.3%
Tier 1 capital ratio	12.1%	12.2%
Total capital ratio	15.0%	15.5%
Leverage ratio exposure	D	$471,937	n/a
Leverage ratio	C/D	3.8%	n/a
n/a	Not applicable.

CET1 ratio (All-in basis)

On an all-in basis, the CET1 ratio was comparable with October 31, 2014. CET1 capital increased sufficiently to counteract the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends) and higher AOCI, partially offset by an increase in regulatory capital deductions, such as items subject to threshold limits. CET1 capital RWAs increased $5.3 billion from October 31, 2014 to January 31, 2015 due primarily to foreign exchange and capital model parameter updates.

Continuous enhancement to risk-based capital requirements

The BCBS continues to publish proposals for changes to the existing risk-based capital requirements (see page 31 of the 2014 Annual Report), with the objective of clarifying and increasing the capital requirements for certain business activities.

During December 2014, the BCBS finalized revisions to the securitization framework, which aim to strengthen the capital standards for securitization exposures, with an effective date of January 2018.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations, and issued two consultative documents in December 2014 to promote this objective. “Revisions to the standardized approach for credit risk” proposes to reduce reliance on external credit ratings, increase risk sensitivity, reduce national discretion, strengthen the link between the standardized approach and the internal ratings-based approach, and enhance comparability across banks. “Capital floors: the design of a framework based on standardized approaches” focuses on the concept of the capital floor, which is designed to mitigate model risk and measurement errors stemming from internal models, to address excessive variability in RWA calculations between banks.

A consultative document, which includes proposals to improve the operational risk capital framework, was released in October 2014. In order to address weaknesses identified in the existing approaches, a new standardized approach would replace the current non-model-based approaches and update risk indicators for determining operational risk capital requirements.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for “Revised Pillar 3 disclosure requirements”. The document sets out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

The new disclosures mandated in this document are required to be implemented by the end of fiscal 2016. CIBC continues to monitor the requirements and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Further details of the proposal are available on page 31 of the 2014 Annual Report.

Significant capital management activity

Subordinated debt

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

16	CIBC FIRST QUARTER 2015

Dividends

On February 25, 2015, the Board of Directors approved an increase in our quarterly common share dividend from $1.03 per share to $1.06 per share for the quarter ended April 30, 2015.

Preferred shares

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

The shares include an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the Series 41 and Series 42 shares would be 60 million shares.

In addition to the Series 41 and Series 42 Preferred shares, the following instruments also contain NVCC provisions:

•	Our existing Class A Preferred Shares Series 29 are subject to an NVCC provision through a separate undertaking to OSFI. Upon the occurrence of a Trigger Event, each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the prospectus supplement), subject to a minimum price of $2.00 per share. For these shares, excluding the impact of accrued but unpaid dividends (if any), the maximum number of common shares issuable on conversion would be 165,404,275 shares.
•	Similar to the Series 41 Preferred Shares, our existing Class A Preferred Shares Series 39 also include an NVCC provision. Upon the occurrence of a Trigger Event, each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the Series 39 and Series 40 shares would be 80 million shares.
•	Our existing Debentures due on October 28, 2024 include an NVCC provision, necessary to qualify as Tier 2 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of accrued interest (if any), the maximum number of common shares issuable on conversion of the Debentures would be 300 million shares.

The occurrence of a Trigger Event would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 60% based on the number of CIBC common shares outstanding as at January 31, 2015.

Global systemically important banks – public disclosure requirements

The BCBS paper “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” dated July 3, 2013 describes the annual assessment methodology and the 12 indicators used to identify global systemically important banks (G-SIBs). The document also provides annual public disclosure requirements applicable to large globally-active banks.

In March 2014, OSFI published an Advisory on the implementation of the G-SIB public disclosure requirements in Canada. Federally-regulated banks which have not been identified as G-SIBs, and which have Basel III leverage ratio exposure measures greater than the equivalent of €200 billion at year-end, are required to publicly disclose at a minimum the 12 indicators (in Canadian equivalent values) annually. Such banks must publicly disclose both year-end 2014 and comparative 2013 data by the time the first quarterly financial report of 2015 is released. The following table provides the 12 indicators used in BCBS’s assessment methodology to identify G-SIBs:

$ thousands, as at				2014 Oct. 31	2013 Oct. 31
Section			Indicators
A.	Cross-jurisdictional activity	1.	Cross-jurisdictional claims	$61,043,526	$59,177,832
		2.	Cross-jurisdictional liabilities	84,270,234	79,877,476
B.	Size	3.	Total exposures as defined for use in the Basel III leverage ratio	$453,143,820	$464,576,985
C.	Interconnectedness	4.	Intra-financial system assets	$26,095,418	$23,528,983
		5.	Intra-financial system liabilities	17,683,729	14,247,161
		6.	Securities outstanding	123,650,540	113,752,015
D.	Substitutability/financial institution infrastructure	7.	Payments activity	$8,159,470,634	$8,203,398,937
		8.	Assets under custody	1,358,430,000	1,216,649,000
		9.	Underwritten transactions in debt and equity market	36,526,470	34,677,612
E.	Complexity	10.	Notional amount of over-the-counter (OTC) derivatives	$1,765,057,951	$1,843,564,336
		11.	Trading and AFS securities	36,909,402	40,460,836
		12.	Level 3 assets	2,321,630	2,237,967

CIBC FIRST QUARTER 2015	17

A. Cross-jurisdictional activity

The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the international impact of a bank’s distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.

B. Size

Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.

C. Interconnectedness

Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.

D. Substitutability/financial institution infrastructure

The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s customers of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.

E. Complexity

The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits (collectively, the conduits) to fund assets for clients in Canada.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as back-stop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $6 million in the first quarter of 2015 ($4 million for the same quarter last year and $5 million for the prior quarter). All fees earned in respect of activities with the conduits are on a market basis.

As at January 31, 2015, the underlying collateral for various asset types in our non-consolidated sponsored multi-seller conduits amounted to $3.1 billion (October 31, 2014: $2.7 billion). The estimated weighted-average life of these assets was 1.1 years (October 31, 2014: 1.1 years). Our holding of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors was $44 million (October 31, 2014: $4 million). Our committed backstop liquidity facilities to these conduits were $4.6 billion (October 31, 2014: $4.0 billion). We also provided credit facilities of $30 million (October 31, 2014: $30 million) to these conduits as at January 31, 2015.

We participated in a syndicated facility for a 3-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $105 million (October 31, 2014: $105 million). As at January 31, 2015, we funded $84 million (October 31, 2014: $81 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at				2015 Jan. 31				2014 Oct. 31
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$128	$3,116	(3)	$–	$85	$2,708	(3)	$–
Third-party structured vehicles – continuing	2,612	670		–	2,372	833		–
Pass-through investment structures	795	–		–	2,019	–		–
Commercial mortgage securitization trust	12	–		–	10	–		–
CIBC Capital Trust	8	72		–	7	72		–
CIBC-managed investment funds	23	–		–	20	–		–
CIBC-structured CDO vehicles	9	27		28	28	35		64
Third-party structured vehicles – run-off	2,405	84		1,496	2,436	84		1,597
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $1.9 billion (October 31, 2014: $1.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	The negative fair value recorded on the interim consolidated balance sheet was $236 million (October 31, 2014: $241 million). Notional of $1.4 billion (October 31, 2014: $1.5 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $174 million (October 31, 2014: $182 million). An additional notional of $56 million (October 31, 2014: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were $4 million (October 31, 2014: $4 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.5 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

Additional details of our structured entities (SEs) are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 38 and 39 of the 2014 Annual Report.

18	CIBC FIRST QUARTER 2015

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 72 of the 2014 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework. Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other Control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Additional information on our risk management structure, risk management process and risk culture are provided on pages 40 to 46 of the 2014 Annual Report.

Risk governance structure

There were changes made during the quarter to our risk governance structure. The current structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management, Audit and Corporate Governance committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

CIBC FIRST QUARTER 2015	19

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•	Asset Liability Committee (ALCo): This committee, which comprises members from the ExCo and senior Business and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures.
•	Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.
•	Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of cyber threats and the associated financial, reputational and business interruption risks have also increased.

These risks continue to be actively managed by us through enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC has developed and continues to refine approaches to minimize the impact of any incidents that may occur.

Geo-political risk

The level of geo-political risk escalates at certain points in time, with the focus changing from one region to another and within a region from country to country. Currently, attention is focused on the conflict between Russia and Ukraine and its implications for global financial stability. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly affected, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, has serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Declining oil prices

Oil prices have declined rapidly since OPEC’s announcement at its November 2014 meeting that it would no longer play the role of swing producer to correct global supply imbalances emanating from increased global production, at a time of muted global economic growth. Declining oil prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues, particularly in Alberta. There is the added concern that the impact could extend beyond the oil and gas industry.

So far, we have not seen any significant stress in our oil and gas portfolio. However, a prolonged weakness in oil prices would become a more pressing concern. Clients are currently being assessed on the basis of our enhanced risk metrics and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts on our retail portfolio for Canada in general and Alberta in particular.

European sovereign debt crisis

While measures undertaken over the past three to four years, such as the European Central Bank’s outright monetary transactions programme and the recently announced quantitative easing, have reduced the pressure on peripheral bond yields, risks to the global financial markets from Europe’s sovereign debt crisis continue to be a concern. Unfavourable economic and political events are bringing the debt crisis into sharper focus, and have the ability to erode financial market confidence and mitigate any recovery in Eurozone growth.

We actively monitor and assess both the business and geo-political environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. We have no peripheral sovereign exposure and very little peripheral non-sovereign direct exposure. For additional details on our European exposure, see the “Exposure to certain countries and regions” section in Credit risk.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are

20	CIBC FIRST QUARTER 2015

expected to remain relatively low in the foreseeable future, concerns remain that an external shock could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately 2 percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

After decades of double digit growth, China’s economy is currently on a slower growth trajectory. The annual expansion of 7.4% in 2014 was the slowest since 1990, with further deceleration in the pace of activity expected in the coming year. To ensure, however, that growth remains close to its targeted range of 6.5 - 7.0% for 2015, the Chinese leadership is expected to adopt measures to support the economy, such as the recent decrease in banks’ required reserve ratio by 50 basis points.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at January 31, 2015:

(1)	Includes counterparty credit risk of $7,327 million.
(2)	Includes counterparty credit risk of $544 million.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

CIBC FIRST QUARTER 2015	21

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Exposure to credit risk

$ millions, as at	2015 Jan. 31	2014 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$90,558	$84,493
Undrawn commitments	40,883	40,155
Repo-style transactions	70,062	69,702
Other off-balance sheet	79,472	68,604
OTC derivatives	20,503	12,626
Gross exposure at default (EAD) on business and government portfolios	301,478	275,580
Less: repo collateral	62,203	63,718
Net EAD on business and government portfolios	239,275	211,862
Retail portfolios-AIRB approach
Drawn	201,860	200,206
Undrawn commitments	69,294	68,085
Other off-balance sheet	293	306
Gross EAD on retail portfolios	271,447	268,597
Standardized portfolios	13,601	12,017
Securitization exposures	15,531	14,990
Gross EAD	$602,057	$571,184
Net EAD	$539,854	$507,466

Oil and gas exposure

The following table provides a breakdown of our exposure to the Oil and gas industry under the AIRB approach. Of these exposures, 80% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at January 31, 2015	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,665	$4,152	$259	$553	$9,629
Midstream	835	1,738	71	413	3,057
Downstream	185	404	53	8	650
Integrated	218	1,288	305	88	1,899
Oil and gas services	477	159	34	3	673
Petroleum Distribution	468	259	35	37	799
	$6,848	$8,000	$757	$1,102	$16,707

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new customers with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the current quarter, $1 million ($20 million for the quarter ended January 31, 2014) of loans have undergone TDR.

22	CIBC FIRST QUARTER 2015

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

$ billions, as at January 31, 2015	Residential mortgages				HELOC (1)		Total
	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$47.4	66%	$24.6	34%	$9.6	100%	$47.4	58%	$34.2	42%
British Columbia and territories	19.0	60	12.5	40	3.9	100	19.0	54	16.4	46
Alberta	17.0	72	6.6	28	2.8	100	17.0	65	9.4	35
Quebec	7.7	69	3.5	31	1.5	100	7.7	61	5.0	39
Central prairie provinces	5.1	72	2.0	28	0.9	100	5.1	64	2.9	36
Atlantic provinces	6.1	76	2.0	24	0.8	100	6.1	69	2.8	31
Canadian portfolio (2)(3)	102.3	67	51.2	33	19.5	100	102.3	59	70.7	41
International portfolio (2)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$102.3	66%	$53.6	34%	$19.5	100%	$102.3	58%	$73.1	42%
October 31, 2014	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%
(1)	We did not have any insured HELOCs as at January 31, 2015 and October 31, 2014.
(2)	Geographical allocation is based on the address of the property managed.
(3)	87% (October 31, 2014: 90%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by Dominion Bond Rating Service.

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the quarter was 71%. The newly originated HELOCs for our international portfolio for the periods provided in the table below were not material. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	2015 Jan. 31		2014 Oct. 31		2014 Jan. 31 (2)
For the three months ended	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	65%	70%	65%	70%	66%	70%
British Columbia and territories	62	65	62	66	61	65
Alberta	68	71	69	72	68	71
Quebec	67	73	67	72	67	72
Central prairie provinces	68	73	69	73	69	73
Atlantic provinces	71	73	72	73	71	73
Total Canadian portfolio (3)	65%	70%	66%	70%	65%	70%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Restated to conform to the methodology adopted in the current period.
(3)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
January 31, 2015 (1)	61%	60%
October 31, 2014 (1)	60%	60%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for January 31, 2015 and October 31, 2014 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of December 31, 2014 and September 30, 2014, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio January 31, 2015	– %	1%	3%	9%	24%	50%	13%	– %
October 31, 2014	– %	1%	3%	9%	23%	48%	16%	– %
International portfolio January 31, 2015	7%	15%	25%	27%	17%	8%	1%	– %
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	– %

CIBC FIRST QUARTER 2015	23

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio January 31, 2015	3%	6%	10%	14%	29%	33%	5%	– %
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	– %
International portfolio January 31, 2015	7%	15%	24%	26%	17%	8%	2%	1%
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at January 31, 2015, our Canadian condominium mortgages were $17.3 billion (October 31, 2014: $17.1 billion) of which 68% (October 31, 2014: 70%) were insured. Our drawn developer loans were $1.1 billion (October 31, 2014: $1.0 billion) or 1.5% of our business and government portfolio, and our related undrawn exposure was $1.8 billion (October 31, 2014: $2.0 billion). The condominium developer exposure is diversified across 86 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables that are more severe than in the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2014 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at		2015 Jan. 31		2014 Oct. 31
	Exposure (1)
Investment grade	$11.05	87.8%	$4.82	87.5%
Non-investment grade	1.39	11.0	0.66	12.0
Watchlist	0.08	0.6	0.01	0.2
Default	–	–	–	–
Unrated	0.07	0.6	0.02	0.3
	$12.59	100.0%	$5.51	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the three months ended	2015 Jan. 31			2014 Oct. 31			2014 Jan. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$700	$734	$1,434	$758	$734	$1,492	$843	$704	$1,547
Classified as impaired during the period	37	288	325	25	299	324	65	352	417
Transferred to not impaired during the period	(2)	(21)	(23)	(3)	(19)	(22)	(3)	(20)	(23)
Net repayments	(22)	(54)	(76)	(38)	(68)	(106)	(85)	(60)	(145)
Amounts written-off	(28)	(193)	(221)	(61)	(224)	(285)	(22)	(255)	(277)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	73	49	122	19	12	31	43	25	68
Balance at end of period	$758	$803	$1,561	$700	$734	$1,434	$841	$746	$1,587
Allowance for impairment (1)
Balance at beginning of period	$337	$307	$644	$361	$312	$673	$323	$224	$547
Amounts written-off	(28)	(193)	(221)	(61)	(224)	(285)	(22)	(255)	(277)
Recoveries of amounts written-off in previous periods	3	44	47	3	43	46	5	45	50
Charge to income statement	29	165	194	30	171	201	36	207	243
Interest accrued on impaired loans	(3)	(3)	(6)	(3)	(3)	(6)	(6)	(3)	(9)
Disposals of loans	–	–	–	–	–	–	–	–	–
Foreign exchange and other	39	22	61	7	8	15	12	9	21
Balance at end of period	$377	$342	$719	$337	$307	$644	$348	$227	$575
Net impaired loans
Balance at beginning of period	$363	$427	$790	$397	$422	$819	$520	$480	$1,000
Net change in gross impaired	58	69	127	(58)	–	(58)	(2)	42	40
Net change in allowance	(40)	(35)	(75)	24	5	29	(25)	(3)	(28)
Balance at end of period	$381	$461	$842	$363	$427	$790	$493	$519	$1,012
Net impaired loans as a percentage of net loans and acceptances			0.31%			0.29%			0.39%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

24	CIBC FIRST QUARTER 2015

Gross impaired loans

As at January 31, 2015, gross impaired loans were $1,561 million, down $26 million from the same quarter last year, primarily due to decreases in the business services and transportation sectors in the U.S., partially offset by the impact of the appreciation of the U.S. dollar on our existing portfolio.

Gross impaired loans were up $127 million from the prior quarter, largely due to the impact of the appreciation of the U.S. dollar on our existing portfolio.

More than half of the consumer gross impaired loans at the end of the current quarter related to CIBC FirstCaribbean, for which residential mortgages accounted for the majority, while the remainder were from Canada.

Gross impaired business and government loans were down from the same quarter last year due to improvement in the credit quality of the overall portfolio, with a reduced level of new impairments over the last year, compared with previous experience.

Allowance for Impairment

Allowance for impairment was $719 million, up $144 million from the same quarter last year, mainly due to increases in residential mortgages from CIBC FirstCarribean, and the real estate and construction sectors from both the U.S. and CIBC FirstCaribbean. Allowance for impairment was down in Canada, and in the U.S. was comparable with the same quarter last year.

Allowance for impairment was up $75 million from the prior quarter. This was largely due to the declining Canadian dollar resulting in increases in residential mortgages, real estate and construction, and the business services sectors of CIBC FirstCaribbean. Allowance for impairment in Canada and the U.S. were relatively stable compared with the prior quarter.

Exposure to certain countries and regions

Over the past few years, several countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone. Except as noted in our indirect exposures section below, we do not have any other exposure through our SEs to the countries included in the tables below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We also do not have material exposure to the countries of West Africa impacted by the Ebola virus outbreak.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 90% (October 31, 2014: 90%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at January 31, 2015	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$–	$–	$–	$–		$–	$–
Belgium	8	–	5	13	–		–	–
Finland	199	1	2	202	53		–	53
France	115	–	84	199	218		7	225
Germany	196	10	455	661	6		–	6
Ireland	–	–	12	12	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	3	–	103	106	10		–	10
Malta	–	–	–	–	–		–	–
Netherlands	45	16	55	116	77		1	78
Spain	–	–	2	2	–		–	–
Total Eurozone	$566	$27	$718	$1,311	$364		$8	$372
Denmark	$–	$–	$1	$1	$–		$6	$6
Norway	–	46	1	47	–		–	–
Sweden	184	–	29	213	7		–	7
Switzerland	259	–	27	286	26		–	26
Turkey	–	–	203	203	–		27	27
United Kingdom	650	432	329	1,411	2,235	(1)	483	2,718
Total non-Eurozone	$1,093	$478	$590	$2,161	$2,268		$516	$2,784
Total Europe	$1,659	$505	$1,308	$3,472	$2,632		$524	$3,156
October 31, 2014	$1,433	$508	$997	$2,938	$2,727		$456	$3,183
(1)	Includes $197 million of exposure (notional value of $231 million and fair value of $34 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

CIBC FIRST QUARTER 2015	25

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at January 31, 2015	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$40	$40	$38	$2	$2
Belgium	–	1	30	31	30	1	14
Finland	5	–	26	31	24	7	262
France	28	316	1,828	2,172	2,067	105	529
Germany	8	–	1,641	1,649	1,576	73	740
Ireland	–	–	32	32	25	7	19
Italy	–	–	11	11	2	9	9
Luxembourg	1	–	47	48	–	48	164
Malta	–	7	–	7	–	7	7
Netherlands	101	–	211	312	149	163	357
Spain	–	–	17	17	17	–	2
Total Eurozone	$143	$324	$3,883	$4,350	$3,928	$422	$2,105
Denmark	$–	$–	$–	$–	$–	$–	$7
Norway	–	–	–	–	–	–	47
Sweden	1	–	221	222	221	1	221
Switzerland	–	–	1,309	1,309	1,284	25	337
Turkey	–	–	–	–	–	–	230
United Kingdom	570	15	6,556	7,141	6,396	745	4,874
Total non-Eurozone	$571	$15	$8,086	$8,672	$7,901	$771	$5,716
Total Europe	$714	$339	$11,969	$13,022	$11,829	$1,193	$7,821
October 31, 2014	$325	$264	$8,498	$9,087	$8,516	$571	$6,692
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $1.8 billion (October 31, 2014: $1.4 billion), collateral on repo-style transactions was $10.0 billion (October 31, 2014: $7.1 billion), and both are comprised of cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at January 31, 2015	Total indirect exposure
Belgium	$9
Finland	12
France	162
Germany	78
Greece	9
Ireland	15
Italy	32
Luxembourg	66
Netherlands	139
Spain	72
Total Eurozone	$594
Denmark	$10
Norway	2
Sweden	17
United Kingdom	141
Total non-Eurozone	$170
Total exposure	$764
October 31, 2014	$951

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $547 million (October 31, 2014: $147 million).

26	CIBC FIRST QUARTER 2015

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 58 to 59 of the 2014 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at January 31, 2015	Drawn	Undrawn
Construction program	$11	$–
Interim program	6,978	525
Permanent program	129	–
Exposure, net of allowance	$7,118	$525
Of the above:
Net impaired	$82	$–
On credit watch list	84	–
Exposure, net of allowance, as at October 31, 2014	$6,736	$449

As at January 31, 2015, the allowance for credit losses for this portfolio was $45 million (October 31, 2014: $47 million). During the quarter ended January 31, 2015, the provision for credit losses was $14 million ($3 million for the quarter ended January 31, 2014).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at January 31, 2015, we have no CMBS inventory (October 31, 2014: nil).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at January 31, 2015	Drawn	Undrawn
Manufacturing – capital goods	$196	$7
Publishing, printing and broadcasting	4	–
Utilities	11	–
Transportation	4	4
Exposure, net of allowance	$215	$11
Of the above:
Net impaired	$5	$–
On credit watch list	183	7
Exposure, net of allowance, as at October 31, 2014	$203	$12

As at January 31, 2015, the allowance for credit losses for this portfolio was $38 million (October 31, 2014: $36 million). During the quarter ended January 31, 2015, the provision for credit losses was nil (nil for the quarter ended January 31, 2014).

CIBC FIRST QUARTER 2015	27

Market risk

Market risk is defined as the potential for economic financial loss from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices and credit spreads. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2015 Jan. 31					2014 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,009	$–		$2,021	$988	$2,694	$–		$1,573	$1,121	Foreign exchange
Interest-bearing deposits with banks	10,036	275		9,761	–	10,853	8		10,845	–	Interest rate
Securities	61,289	45,357	(1)	15,932	–	59,542	45,638	(1)	13,904	–	Equity, interest rate
Cash collateral on securities borrowed	3,913	–		3,913	–	3,389	–		3,389	–	Interest rate
Securities purchased under resale agreements	34,106	–		34,106	–	33,407	–		33,407	–	Interest rate
Loans
Residential mortgages	160,007	–		160,007	–	157,526	–		157,526	–	Interest rate
Personal	35,682	–		35,682	–	35,458	–		35,458	–	Interest rate
Credit card	11,531	–		11,531	–	11,629	–		11,629	–	Interest rate
Business and government	60,169	5,430	(2)	54,739	–	56,075	4,720	(2)	51,355	–	Interest rate
Allowance for credit losses	(1,727)	–		(1,727)	–	(1,660)	–		(1,660)	–	Interest rate
Derivative instruments	39,124	33,836	(3)	5,288	–	20,680	17,790	(3)	2,890	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,304	–		9,304	–	9,212	–		9,212	–	Interest rate
Other assets	18,780	2,032		8,961	7,787	16,098	1,506		7,317	7,275	Interest rate, equity, foreign exchange
	$445,223	$86,930		$349,518	$8,775	$414,903	$69,662		$336,845	$8,396
Deposits	$339,875	$298	(4)	$303,840	$35,737	$325,393	$371	(4)	$289,087	$35,935	Interest rate
Obligations related to securities sold short	10,486	9,728		758	–	12,999	12,151		848	–	Interest rate
Cash collateral on securities lent	1,205	–		1,205	–	903	–		903	–	Interest rate
Obligations related to securities sold under repurchase agreements	7,413	–		7,413	–	9,862	–		9,862	–	Interest rate
Derivative instruments	39,903	35,599	(3)	4,304	–	21,841	19,716	(3)	2,125	–	Interest rate, foreign exchange
Acceptances	9,304	–		9,304	–	9,212	–		9,212	–	Interest rate
Other liabilities	12,694	1,344		5,303	6,047	10,932	874		4,232	5,826	Interest rate
Subordinated indebtedness	4,864	–		4,864	–	4,978	–		4,978	–	Interest rate
	$425,744	$46,969		$336,991	$41,784	$396,120	$33,112		$321,247	$41,761
(1)	Excludes securities relating to the structured credit run-off business of $778 million (October 31, 2014: $759 million), which are considered non-trading for market risk purposes.
(2)	Excludes $130 million (October 31, 2014: $180 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and incremental risk charge (IRC).

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Average total VaR for the three months ended January 31, 2015 was up $0.8 million from the prior quarter, primarily due to increases in our interest rate, credit spread and foreign exchange risks, partially offset by decreases in equity and commodity risks.

Average stressed total VaR for the three months ended January 31, 2015 was up $2.3 million from the prior quarter. During the current stressed VaR period from September 10, 2008 to September 8, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended January 31, 2015 was up $13.4 million from the prior quarter, mainly due to an increase in the investment grade trading inventory.

28	CIBC FIRST QUARTER 2015

VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2015 Jan. 31 (1)		2014 Oct. 31 (1)		2014 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$2.6	$1.1	$1.7	$1.6	$2.0	$1.4	$1.6	$1.2
Credit spread risk	4.3	2.0	4.3	3.3	2.0	1.6	1.2	1.1
Equity risk	3.1	1.3	2.1	2.1	1.7	2.2	1.9	2.6
Foreign exchange risk	1.6	0.5	1.0	1.0	0.5	0.9	0.6	0.6
Commodity risk	1.7	0.6	1.0	1.0	1.0	1.2	0.9	0.9
Debt specific risk	2.8	2.0	2.3	2.4	1.9	2.4	3.0	2.5
Diversification effect (2)	n/m	n/m	(7.5)	(7.6)	(6.1)	(6.7)	(4.9)	(4.5)
Total VaR (one-day measure)	$5.0	$2.7	$4.9	$3.8	$3.0	$3.0	$4.3	$4.4
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the three months ended				2015 Jan. 31 (1)		2014 Oct. 31 (1)		2014 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Interest rate risk	$15.9	$2.5	$7.3	$5.3	$5.8	$5.7	$18.0	$7.1
Credit spread risk	16.8	11.2	16.8	13.6	14.1	9.4	7.1	6.8
Equity risk	4.6	1.1	1.4	1.5	1.7	2.2	1.1	4.8
Foreign exchange risk	11.0	1.0	3.8	4.4	7.3	4.5	0.7	1.0
Commodity risk	10.1	1.1	3.2	3.9	3.1	3.9	1.2	3.0
Debt specific risk	5.3	3.6	3.9	4.4	3.5	4.3	3.0	2.2
Diversification effect (2)	n/m	n/m	(18.7)	(19.0)	(17.1)	(18.2)	(15.3)	(14.8)
Stressed total VaR (one-day measure)	$19.8	$9.9	$17.7	$14.1	$18.4	$11.8	$15.8	$10.1
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

$ millions, as at or for the three months ended				2015 Jan. 31 (1)		2014 Oct. 31 (1)		2014 Jan. 31
	High	Low	As at	Average	As at	Average	As at	Average
Default risk	$138.8	$71.4	$81.0	$97.8	$71.5	$80.5	$86.6	$86.5
Migration risk	50.5	36.6	36.8	42.4	45.7	46.3	51.3	43.9
Incremental risk charge (one-year measure)	$179.0	$115.2	$117.8	$140.2	$117.2	$126.8	$137.9	$130.4
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

CIBC FIRST QUARTER 2015	29

Trading revenue

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the previous day close of business VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 100% of the days. During the quarter, the largest gain of $30.0 million occurred on January 2, 2015. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $4.8 million during the quarter and the average daily TEB was $2.4 million.

Trading revenue (TEB)(1) versus VaR

(1)	The trading revenue in this section excludes the one time net decrease in income as a result of the adoption of FVA.

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the estimated potential impact over the next 12 months, adjusted for structural assumptions (except for structural assumptions on shareholders’ equity in the calculation of the “present value of shareholders’ equity”), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in all interest rates, including prime. In addition, we have placed a floor on downward interest rate shocks to allow for the current low rate environment. The table does not account for any potential impacts relating to pension assets or liabilities. Due to the assumptions inherent in this estimate, the actual impact may vary significantly from these estimates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at	2015 Jan. 31			2014 Oct. 31			2014 Jan. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$113	$(7)	$(3)	$124	$(3)	$(3)	$150	$(1)	$5
Increase (decrease) in present value of shareholders’ equity	(192)	(25)	(36)	(125)	(19)	(30)	(4)	(141)	(41)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(164)	1	4	(186)	1	4	(216)	–	(4)
Increase (decrease) in present value of shareholders’ equity	93	10	36	80	10	31	(16)	114	42
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$181	$(15)	$(7)	$229	$(6)	$(7)	$279	$(1)	$10
Increase (decrease) in present value of shareholders’ equity	(438)	(51)	(72)	(260)	(39)	(60)	(37)	(282)	(81)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(330)	1	6	(395)	3	8	(424)	(8)	(7)
Increase (decrease) in present value of shareholders’ equity	(7)	21	60	(64)	17	56	(140)	155	64

30	CIBC FIRST QUARTER 2015

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent to meet financial obligations as they come due, without raising funds at adverse rates or selling assets on a forced basis. Common sources of liquidity risk inherent in banking services include liabilities to depositors, lending, investment and pledging commitments.

Our liquidity risk management strategies seek to maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet and contingent obligations and maintain the strength of our enterprise under both normal and stressed market environments.

We manage liquidity risk in a manner that enables us to withstand a liquidity crisis without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with the established limits. Short-term asset and liability mismatch limits are set by geographic location and consolidated for overall global exposure. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine necessary liquidity.

Liquidity risk policies, methodologies and assumptions are regularly reviewed and, as appropriate, modified to ensure alignment with our operating environment and regulatory requirements.

Liquid and encumbered assets

Our policy is to maintain a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under stress. Liquid assets include cash, short-term bank deposits, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. We do not include encumbered assets which are composed of assets pledged as collateral and other assets that we consider restricted due to legal or other reasons. Unencumbered assets include on- and off-balance sheet assets that are readily available in the normal course of business to secure funding or meet collateral needs.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at							2015 Jan. 31	2014 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and deposits with banks	$13,045	(2)	$–		$425	$–	$12,620	$13,200
Securities	59,910	(3)	68,408	(4)	22,526	28,010	77,782	70,495
NHA mortgage-backed securities	57,855	(5)	–		24,008	–	33,847	32,718
Mortgages	12,482	(6)	–		12,482	–	–	–
Credit cards	3,954	(7)	–		3,954	–	–	–
Other assets	5,694	(8)	–		5,270	–	424	381
	$152,940		$68,408		$68,665	$28,010	$124,673	$116,794
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,379 million (October 31, 2014: $1,340 million).
(4)	Includes $3,913 million (October 31, 2014: $3,389 million) of cash collateral received on securities borrowed, $34,106 million (October 31, 2014: $33,407 million) of securities purchased under resale agreements, $27,147 million (October 31, 2014: $26,118 million) of securities borrowed against securities lent, and $3,242 million (October 31, 2014: $2,285 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond and the Government of Canada’s Insured Mortgage Purchase programs, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages, excluding National Housing Act (NHA) mortgage-backed securities, included in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,270 million (October 31, 2014: $3,756 million) of cash pledged for derivatives collateral and $424 million (October 31, 2014: $381 million) of gold and silver certificates.

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes. For additional details, see Note 22 to the 2014 annual consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity in a stressed liquidity scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under a stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $7.9 billion or 7% from October 31, 2014, primarily due to a decrease in third-party encumbered securities and an increase in unencumbered NHA mortgage-backed securities, partially offset by a decrease in interest-bearing deposits with banks.

In addition to the above, CIBC has access to the Bank of Canada’s Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets and the Federal Reserve Bank’s Discount Window. We do not include central bank borrowing capacity as a source of available liquidity when evaluating liquidity positions.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2015 Jan. 31	2014 Oct. 31
CIBC (parent)	$105,186	$98,979
CIBC World Markets Inc. (1)	14,150	13,181
Other subsidiaries	5,337	4,634
	$124,673	$116,794
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

CIBC FIRST QUARTER 2015	31

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2015	Cash and deposits with banks	$13,045	$–	$13,045	$7	$418	$12,620	$–
Jan. 31	Securities	61,289	–	61,289	22,526	–	37,384	1,379
	Securities borrowed or purchased under resale agreements	–	38,019	38,019	10,917	–	27,102	–
	Loans, net of allowance	265,662	–	265,662	40,444	162	33,847	191,209
	Other
	Derivative instruments	39,124	–	39,124	–	–	–	39,124
	Customers’ liability under acceptances	9,304	–	9,304	–	–	–	9,304
	Land, buildings and equipment	1,874	–	1,874	–	–	–	1,874
	Goodwill	1,511	–	1,511	–	–	–	1,511
	Software and other intangible assets	1,035	–	1,035	–	–	–	1,035
	Investments in equity-accounted associates and joint ventures	1,927	–	1,927	–	–	–	1,927
	Other assets	12,433	–	12,433	5,270	–	424	6,739
		$407,204	$38,019	$445,223	$79,164	$580	$111,377	$254,102
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200	$–
Oct. 31	Securities	59,542	–	59,542	19,004	–	39,198	1,340
	Securities borrowed or purchased under resale agreements	–	36,796	36,796	14,404	–	22,392	–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718	186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–	20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–	9,212
	Land, buildings and equipment	1,797	–	1,797	–	–	–	1,797
	Goodwill	1,450	–	1,450	–	–	–	1,450
	Software and other intangible assets	967	–	967	–	–	–	967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–	1,923
	Other assets	9,961	–	9,961	3,756	–	381	5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889	$230,147

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in compliance with local regulatory requirements.

Funding

CIBC’s funding strategy includes maintaining a funding mix of branch-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have ongoing access to a range of active short- and long-term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations to approved internal limits, consistent with our desired liquidity risk profile. Personal deposits continue to be a significant source of funding and totalled $134.9 billion as at January 31, 2015 (October 31, 2014: $130.1 billion).

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at January 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$4,961	$2,483	$460	$–	$7,904	$–	$–	$7,904
Certificates of deposit and commercial paper	6,639	7,177	8,052	9,143	31,011	4,097	2,208	37,316
Bearer deposit notes and bankers acceptances	390	1,449	903	478	3,220	–	–	3,220
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	2,000	1,943	3,621	7,918	15,482	7,127	10,554	33,163
Senior unsecured structured notes	–	–	–	431	431	23	–	454
Covered bonds/Asset-backed securities
Mortgage securitization	1,292	–	360	1,282	2,934	3,731	16,913	23,578
Covered bonds	497	–	2,031	2,196	4,724	1,289	6,469	12,482
Cards securitization	–	–	–	1,592	1,592	2,362	–	3,954
Subordinated liabilities	–	–	–	–	–	–	4,864	4,864
Other	–	–	–	–	–	–	–	–
	$15,779	$13,052	$15,427	$23,040	$67,298	$18,629	$41,008	$126,935
Of which:
Secured	$1,789	$–	$2,391	$5,070	$9,250	$7,382	$23,382	$40,014
Unsecured	13,990	13,052	13,036	17,970	58,048	11,247	17,626	86,921
	$15,779	$13,052	$15,427	$23,040	$67,298	$18,629	$41,008	$126,935
October 31, 2014	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756

32	CIBC FIRST QUARTER 2015

The following table provides a summary, in Canadian dollar equivalents, of CIBC’s wholesale funding sources by currency:

$ billions, as at	2015 Jan. 31		2014 Oct. 31 (1)
CAD	$59.4	47%	$60.3	52%
USD	58.1	46	47.4	41
Other	9.4	7	8.1	7
	$126.9	100%	$115.8	100%
(1)	Reclassified to conform to the presentation adopted in the current period.

Our funding and liquidity levels remained stable over the three months ended January 31, 2015 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2015 Jan. 31	2014 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	0.2
Three-notch downgrade	1.2	0.7

Regulatory liquidity standards

In December 2010, the BCBS published its final documentation on the Basel III liquidity risk framework, which included the liquidity coverage ratio (LCR) and the Net Stable Funding Ratio (NSFR) as the two minimum standards for funding liquidity, to be implemented on January 1, 2015 and January 1, 2018, respectively. In January 2013, the BCBS published its final guidelines on the LCR, and the final NSFR guideline was released on October 31, 2014. In February 2015, OSFI provided a revised Basel III monitoring template which incorporates the final BCBS NSFR guideline released in October 2014. OSFI is expected to engage in directed and public consultations in due course prior to issuance of their final NSFR guideline and reporting template.

In January 2014, the BCBS also published the “Liquidity Coverage Ratio Disclosure Standards”. The document outlines the minimum standards applicable for public disclosure of the LCR by all internationally active banks. Banks will be required to disclose quantitative information about the LCR using a common template, supplemented by qualitative discussion, as appropriate, on key elements of the liquidity metric. These standards are effective for the first reporting period after January 1, 2015 (quarter ended April 30, 2015 for CIBC). In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio” which provides additional implementation guidance applicable to Canadian banks.

In May 2014, OSFI published the final Liquidity Adequacy Requirements (LAR) guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements which include the LCR, NSFR and other intraday liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric reported to OSFI beginning January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Unlike the phase-in approach prescribed by the BCBS, Canadian banks are required to meet the 100% minimum LCR requirement as of January 2015. CIBC is in compliance with this requirement. In addition, intraday liquidity monitoring tools reporting will be required by January 1, 2017.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. In addition, we provide the LCR and NSFR reports to BCBS twice annually.

CIBC FIRST QUARTER 2015	33

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at January 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest bearing deposits with banks	$3,009	$–	$–	$–	$–	$–	$–	$–	$–	$3,009
Interest bearing deposits with banks	10,036	–	–	–	–	–	–	–	–	10,036
Securities	1,642	1,655	1,547	624	384	3,055	8,654	11,335	32,393	61,289
Cash collateral on securities borrowed	3,913	–	–	–	–	–	–	–	–	3,913
Securities purchased under resale agreements	21,130	10,449	2,290	110	127	–	–	–	–	34,106
Loans
Residential mortgages	283	1,973	4,624	9,303	7,671	45,636	82,280	8,237	–	160,007
Personal	1,608	574	928	924	946	73	192	673	29,764	35,682
Credit card	231	461	692	692	692	2,768	5,995	–	–	11,531
Business and government	6,164	1,785	4,370	2,333	1,551	8,486	18,937	16,543	–	60,169
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,727)	(1,727)
Derivative instruments	4,105	3,748	2,647	1,829	2,216	3,757	7,814	13,008	–	39,124
Customers’ liability under acceptances	7,895	1,409	–	–	–	–	–	–	–	9,304
Other assets	–	–	–	–	–	–	–	–	18,780	18,780
	$60,016	$22,054	$17,098	$15,815	$13,587	$63,775	$123,872	$49,796	$79,210	$445,223
October 31, 2014	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
Liabilities
Deposits (1)	$24,245	$18,508	$24,730	$20,645	$19,935	$23,227	$39,309	$12,982	$156,294	$339,875
Obligations related to securities sold short	10,486	–	–	–	–	–	–	–	–	10,486
Cash collateral on securities lent	1,205	–	–	–	–	–	–	–	–	1,205
Obligations related to securities sold under repurchase agreements	6,766	647	–	–	–	–	–	–	–	7,413
Derivative instruments	2,971	3,226	2,962	1,338	3,369	4,963	8,552	12,522	–	39,903
Acceptances	7,895	1,409	–	–	–	–	–	–	–	9,304
Other liabilities	–	–	–	–	–	–	–	–	12,694	12,694
Subordinated indebtedness	–	–	–	–	–	–	39	4,825	–	4,864
	$53,568	$23,790	$27,692	$21,983	$23,304	$28,190	$47,900	$30,329	$168,988	$425,744
October 31, 2014	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$160,845	$396,120
(1)	Comprises $134.9 billion (October 31, 2014: $130.1 billion) of personal deposits of which $130.2 billion (October 31, 2014: $125.8 billion) are in Canada and $4.7 billion (October 31, 2014: $4.3 billion) in other countries; $195.9 billion (October 31, 2014: $187.6 billion) of business and government deposits and secured borrowings of which $146.4 billion (October 31, 2014: $145.2 billion) are in Canada and $49.5 billion (October 31, 2014: $42.4 billion) in other countries; and $9.1 billion (October 31, 2014: $7.7 billion) of bank deposits of which $3.3 billion (October 31, 2014: $2.9 billion) are in Canada and $5.8 billion (October 31, 2014: $4.8 billion) in other countries.

Our net asset position remained unchanged relative to October 31, 2014. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at January 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$27,147	$–	$–	$–	$–	$–	$–	$–	$–	$27,147
Unutilized credit commitments	434	3,992	1,375	1,146	891	6,907	28,801	1,728	117,383	162,657
Backstop liquidity facilities	4,613	171	60	83	–	288	84	13	–	5,312
Standby and performance letters of credit	719	1,282	2,254	1,328	2,804	714	878	66	–	10,045
Documentary and commercial letters of credit	68	79	23	24	62	2	6	–	–	264
Other	255	–	–	–	–	–	–	–	–	255
	$33,236	$5,524	$3,712	$2,581	$3,757	$7,911	$29,769	$1,807	$117,383	$205,680
October 31, 2014	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459

(1)	Includes $93.1 billion (October 31, 2014: $91.1 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.2 billion (October 31, 2014: $903 million) for cash because it is reported on the interim consolidated balance sheet.

34	CIBC FIRST QUARTER 2015

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at January 31, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$35	$69	$104	$103	$102	$392	$947	$1,192	$2,944
Purchase obligations (1)	32	128	202	171	204	613	1,174	387	2,911
Pension contributions (2)	5	11	17	17	–	–	–	–	50
Underwriting commitments	447	–	–	–	–	–	–	–	447
Investment commitments	3	–	4	–	2	3	6	128	146
	$522	$208	$327	$291	$308	$1,008	$2,127	$1,707	$6,498
October 31, 2014 (3)	$245	$215	$714	$288	$249	$969	$2,057	$1,788	$6,525
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Restated to conform to the methodology adopted in the current period.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 70 to 72 of the 2014 Annual Report.

CIBC FIRST QUARTER 2015	35

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2014 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as described in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

	2015			2014
$ millions, as at	Jan. 31			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$778	$778	1.5%	$759	$759	1.5%
AFS securities	23	1,029	7.0	21	1,230	10.1
FVO securities	116	116	42.2	107	107	42.3
Derivative instruments	196	229	0.6	204	226	1.1
	$1,113	$2,152	2.0%	$1,091	$2,322	2.7%
Financial liabilities
Deposits and other liabilities (2)	$500	$774	30.3%	$454	$729	27.0%
Derivative instruments	276	320	0.8	270	305	1.4
	$776	$1,094	2.1%	$724	$1,034	2.8%
(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of FVA, which employs an estimated cost of funding curve as the discount rate in place of LIBOR. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. As our FVA adjustments are considered integral to our valuation process, they are accordingly excluded from the table below that presents our fair value adjustments.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2015 Jan. 31	2014 Oct. 31
Securities
Market risk	$2	$2
Derivatives
Market risk	52	45
Credit risk	136	97
Administration costs	5	5
Total valuation adjustments	$195	$149

36	CIBC FIRST QUARTER 2015

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 50 of the 2014 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 49 of the 2014 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 4 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we continue to consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

CIBC FIRST QUARTER 2015	37

Specifically, in relation to our multi-seller conduits, we reconsider our consolidation assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 5 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at January 31, 2015, we had goodwill of $1,511 million (October 31, 2014: $1,450 million) and other intangible assets with an indefinite life of $141 million (October 31, 2014: $138 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million as at April 30, 2014.

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss was recognized during the fourth quarter of 2014.

A terminal growth rate of 2.5% as at August 1, 2014 (April 30, 2014: 2.5%, August 1, 2013: 2.5%) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% as at August 1, 2014 (13.73% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at April 30, 2014 and as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $130 million as at August 1, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at August 1, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 10 to the interim consolidated financial statements.

38	CIBC FIRST QUARTER 2015

Contingent liabilities and provision

Legal proceedings

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $50 million as at January 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. The court reserved its decision.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions have been settled subject to a court approval hearing scheduled for May 2015. Pursuant to the proposed settlement, the underwriting syndicate will pay $33 million. The settlement did not have a significant impact on our net income during the period.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2014 annual consolidated financial statements.

Restructuring

During the quarter, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. While the amount recognized represents our best estimate as at January 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2014 annual consolidated financial statements.

CIBC FIRST QUARTER 2015	39

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act impacts every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S., we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Dodd-Frank Act also mandates the Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker Rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. Banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015, subject to certain exemptions or extensions of time applicable in specific circumstances. CIBC has developed and is executing a conformance plan for full implementation of the Volcker Rule in accordance with applicable deadlines. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC has sought certain extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. Many Organisation for Economic Co-operation and Development (OECD) nations plan to implement automatic exchange of information agreements in respect of those countries’ tax residents, commencing as early as 2016. CIBC will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at January 31, 2015 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

40	CIBC FIRST QUARTER 2015

Interim consolidated financial statements

(Unaudited)

Contents

42	Consolidated balance sheet
43	Consolidated statement of income
44	Consolidated statement of comprehensive income
45	Consolidated statement of changes in equity
46	Consolidated statement of cash flows
47	Notes to the interim consolidated financial statements

47	Note 1	–	Changes in accounting policies
48	Note 2	–	Fair value measurement
52	Note 3	–	Securities
53	Note 4	–	Loans
54	Note 5	–	Structured entities and derecognition of financial assets
55	Note 6	–	Deposits

55	Note 7	–	Subordinated indebtedness
56	Note 8	–	Share capital
57	Note 9	–	Post-employment benefits
57	Note 10	–	Income taxes
57	Note 11	–	Earnings per share
58	Note 12	–	Contingent liabilities and provision
58	Note 13	–	Segmented information
59	Note 14	–	Financial instruments – disclosures

CIBC FIRST QUARTER 2015	41

Consolidated balance sheet

Unaudited, $ millions, as at	2015 Jan. 31	2014 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,009	$2,694
Interest-bearing deposits with banks	10,036	10,853
Securities
Trading	46,418	47,061
Available-for-sale (AFS) (Note 3)	14,596	12,228
Designated at fair value (FVO)	275	253
	61,289	59,542
Cash collateral on securities borrowed	3,913	3,389
Securities purchased under resale agreements	34,106	33,407
Loans
Residential mortgages	160,007	157,526
Personal	35,682	35,458
Credit card	11,531	11,629
Business and government	60,169	56,075
Allowance for credit losses (Note 4)	(1,727)	(1,660)
	265,662	259,028
Other
Derivative instruments	39,124	20,680
Customers’ liability under acceptances	9,304	9,212
Land, buildings and equipment	1,874	1,797
Goodwill	1,511	1,450
Software and other intangible assets	1,035	967
Investments in equity-accounted associates and joint ventures	1,927	1,923
Deferred tax asset	761	506
Other assets	11,672	9,455
	67,208	45,990
	$445,223	$414,903
LIABILITIES AND EQUITY
Deposits (Note 6)
Personal	$134,882	$130,085
Business and government	155,861	148,793
Bank	9,118	7,732
Secured borrowings	40,014	38,783
	339,875	325,393
Obligations related to securities sold short	10,486	12,999
Cash collateral on securities lent	1,205	903
Obligations related to securities sold under repurchase agreements	7,413	9,862
Other
Derivative instruments	39,903	21,841
Acceptances	9,304	9,212
Deferred tax liability	29	29
Other liabilities	12,665	10,903
	61,901	41,985
Subordinated indebtedness	4,864	4,978
Equity
Preferred shares	1,031	1,031
Common shares (Note 8)	7,793	7,782
Contributed surplus	77	75
Retained earnings	10,121	9,626
Accumulated other comprehensive income (AOCI)	274	105
Total shareholders’ equity	19,296	18,619
Non-controlling interests	183	164
Total equity	19,479	18,783
	$445,223	$414,903

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC FIRST QUARTER 2015

Consolidated statement of income

Unaudited, $ millions, except as noted, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Interest income
Loans	$2,464	$2,410	$2,423
Securities	389	403	429
Securities borrowed or purchased under resale agreements	99	82	82
Deposits with banks	19	4	8
	2,971	2,899	2,942
Interest expense
Deposits	843	842	873
Securities sold short	73	86	82
Securities lent or sold under repurchase agreements	35	35	28
Subordinated indebtedness	51	45	44
Other	13	10	10
	1,015	1,018	1,037
Net interest income	1,956	1,881	1,905
Non-interest income
Underwriting and advisory fees	87	128	78
Deposit and payment fees	205	210	212
Credit fees	127	123	117
Card fees	111	106	113
Investment management and custodial fees	194	186	142
Mutual fund fees	371	337	282
Insurance fees, net of claims (1)	86	88	94
Commissions on securities transactions	102	98	103
Trading income (loss)	(8)	(123)	1
AFS securities gains, net	61	44	57
FVO gains (losses), net	(2)	(1)	5
Foreign exchange other than trading	7	–	21
Income from equity-accounted associates and joint ventures	43	35	41
Other	119	101	460
	1,503	1,332	1,726
Total revenue	3,459	3,213	3,631
Provision for credit losses (Note 4)	187	194	218
Non-interest expenses
Employee compensation and benefits	1,311	1,167	1,160
Occupancy costs	189	180	179
Computer, software and office equipment	310	319	283
Communications	82	80	75
Advertising and business development	61	78	65
Professional fees	39	61	45
Business and capital taxes	19	15	15
Other (1)	184	183	154
	2,195	2,083	1,976
Income before income taxes	1,077	936	1,437
Income taxes	154	125	260
Net income	$923	$811	$1,177
Net income attributable to non-controlling interests	$3	$2	$3
Preferred shareholders	$13	$18	$25
Common shareholders	907	791	1,149
Net income attributable to equity shareholders	$920	$809	$1,174
Earnings per share (in dollars) (Note 11)
Basic	$2.28	$1.99	$2.88
Diluted	2.28	1.98	2.88
Dividends per common share (in dollars)	1.03	1.00	0.96
(1)	Prior period information has been reclassified to conform to the presentation adopted in the current period.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2015	43

Consolidated statement of comprehensive income

Unaudited, $ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Net income	$923	$811	$1,177
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	1,140	296	599
Net gains (losses) on hedges of investments in foreign operations	(563)	(165)	(368)
	577	131	231
Net change in AFS securities
Net gains (losses) on AFS securities	7	36	45
Net (gains) losses on AFS securities reclassified to net income	(42)	(37)	(38)
	(35)	(1)	7
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(77)	13	(5)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	50	(13)	3
	(27)	–	(2)
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(344)	(7)	(58)
Net fair value change of FVO liabilities attributable to changes in credit risk	(2)	–	–
Total OCI (1)	169	123	178
Comprehensive income	$1,092	$934	$1,355
Comprehensive income attributable to non-controlling interests	$3	$2	$3
Preferred shareholders	$13	$18	$25
Common shareholders	1,076	914	1,327
Comprehensive income attributable to equity shareholders	$1,089	$932	$1,352
(1)	Includes $11 million of gains for the quarter ended January 31, 2015 (October 31, 2014: $4 million of gains; January 31, 2014: $9 million of gains) relating to our investments in equity-accounted associates and joint ventures.

Unaudited, $ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(95)	$(23)	$(43)
Net gains (losses) on hedges of investments in foreign operations	69	29	55
	(26)	6	12
Net change in AFS securities
Net gains (losses) on AFS securities	23	3	(30)
Net (gains) losses on AFS securities reclassified to net income	23	9	21
	46	12	(9)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	28	(5)	2
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(18)	5	(1)
	10	–	1
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	122	5	20
Net fair value change of FVO liabilities attributable to changes in credit risk	1	–	–
	$153	$23	$24

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC FIRST QUARTER 2015

Consolidated statement of changes in equity

Unaudited, $ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Preferred shares
Balance at beginning of period	$1,031	$1,281	$1,706
Issue of preferred shares	300	–	–
Redemption of preferred shares	(300)	(250)	–
Balance at end of period	$1,031	$1,031	$1,706
Common shares
Balance at beginning of period	$7,782	$7,758	$7,753
Issue of common shares	13	27	24
Purchase of common shares for cancellation	–	(5)	(27)
Treasury shares	(2)	2	–
Balance at end of period	$7,793	$7,782	$7,750
Contributed surplus
Balance at beginning of period	$75	$78	$82
Stock option expense	1	1	3
Stock options exercised	(2)	(4)	(3)
Other	3	–	–
Balance at end of period	$77	$75	$82
Retained earnings
Balance at beginning of period	$9,626	$9,258	$8,318
Net income attributable to equity shareholders	920	809	1,174
Dividends
Preferred	(13)	(18)	(25)
Common	(409)	(398)	(382)
Premium on purchase of common shares for cancellation	–	(24)	(100)
Other	(3)	(1)	–
Balance at end of period	$10,121	$9,626	$8,985
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$313	$182	$44
Net change in foreign currency translation adjustments	577	131	231
Balance at end of period	$890	$313	$275
Net gains (losses) on AFS securities
Balance at beginning of period	$258	$259	$252
Net change in AFS securities	(35)	(1)	7
Balance at end of period	$223	$258	$259
Net gains (losses) on cash flow hedges
Balance at beginning of period	$26	$26	$13
Net change in cash flow hedges	(27)	–	(2)
Balance at end of period	$(1)	$26	$11
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(492)	$(485)	$(349)
Net change in post-employment defined benefit plans	(344)	(7)	(58)
Balance at end of period	$(836)	$(492)	$(407)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$–	$–	$–
Net change attributable to changes in credit risk	(2)	–	–
Balance at end of period	$(2)	$–	$–
Total AOCI, net of tax	$274	$105	$138
Non-controlling interests
Balance at beginning of period	$164	$155	$175
Net income attributable to non-controlling interests	3	2	3
Dividends	(2)	–	(2)
Other	18	7	50 (1)
Balance at end of period	$183	$164	$226
Equity at end of period	$19,479	$18,783	$18,887
(1)	The quarter ended January 31, 2014 had an increase in non-controlling interests of $40 million relating to certain mutual funds that were launched and consolidated. These funds were deconsolidated in the quarter ended April 30, 2014 due to a reduction in our ownership, resulting in a decrease in non-controlling interests of $56 million.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC FIRST QUARTER 2015	45

Consolidated statement of cash flows

Unaudited, $ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Cash flows provided by (used in) operating activities
Net income	$923	$811	$1,177
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	187	194	218
Amortization and impairment (1)	104	96	95
Stock option expense	1	1	3
Deferred income taxes	(72)	3	(9)
AFS securities gains, net	(61)	(44)	(57)
Net losses (gains) on disposal of land, buildings and equipment	1	–	–
Other non-cash items, net	(54)	(22)	(468)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	817	(2,636)	134
Loans, net of repayments	(6,243)	(5,003)	(2,984)
Deposits, net of withdrawals	13,701	3,151	(1,228)
Obligations related to securities sold short	(2,513)	196	(113)
Accrued interest receivable	(96)	(25)	107
Accrued interest payable	(246)	241	(280)
Derivative assets	(18,402)	(2,460)	(4,535)
Derivative liabilities	18,027	3,895	2,515
Trading securities	643	1,034	(1,247)
FVO securities	(22)	8	(7)
Other FVO assets and liabilities	(21)	(107)	251
Current income taxes	8	(28)	28
Cash collateral on securities lent	302	(456)	(923)
Obligations related to securities sold under repurchase agreements	(2,449)	425	1,509
Cash collateral on securities borrowed	(524)	(151)	367
Securities purchased under resale agreements	(699)	(8,302)	1,166
Other, net	(629)	(38)	(915)
	2,683	(9,217)	(5,196)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	(18)	(250)	–
Issue of preferred shares	300	–	–
Redemption of preferred shares	–	(250)	–
Issue of common shares for cash	11	23	21
Purchase of common shares for cancellation	–	(29)	(127)
Net proceeds from treasury shares	(2)	2	–
Dividends paid	(422)	(416)	(407)
Share issuance costs	(3)	–	–
	(134)	80	(513)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(5,582)	(7,091)	(8,964)
Proceeds from sale of AFS securities	1,978	11,659	9,122
Proceeds from maturity of AFS securities	1,205	4,337	2,142
Net cash used in acquisitions	–	–	(147)
Net cash provided by dispositions	–	–	3,587
Net purchase of land, buildings and equipment	(64)	(100)	(85)
	(2,463)	8,805	5,655
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	229	51	82
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	315	(281)	28
Cash and non-interest-bearing deposits with banks at beginning of period	2,694	2,975	2,211
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,009	$2,694	$2,239
Cash interest paid	$1,261	$777	$1,317
Cash income taxes paid	218	150	241
Cash interest and dividends received	2,875	2,874	3,049
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $394 million (October 31, 2014: $324 million; January 31, 2014: $286 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC FIRST QUARTER 2015

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as noted.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2015.

In the first quarter of 2015, we reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

1.	Changes in accounting policies

(a)	Changes in accounting standards

Effective November 1, 2014, CIBC adopted new and amended accounting pronouncements as described below:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be applied retrospectively. The adoption of the amendments to IAS 32 did not impact our consolidated financial statements.

IFRIC 21 “Levies” – The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 did not impact our consolidated financial statements.

Effective November 1, 2014, we adopted the “own credit” provisions of IFRS 9 “Financial Instruments”, which requires that changes in the fair value of FVO liabilities attributable to changes in own credit risk be presented in OCI. Previously under IAS 39 “Financial Instruments: Recognition and Measurement”, all fair value changes in these liabilities, including changes in own credit risk, were recognized in net income. We did not apply the provision retroactively as the amounts were not significant.

(b)	Future accounting policy changes

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The effective date for us is November 1, 2017. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard early. During the quarter, OSFI issued a final advisory that requires Canadian banks with October 31 year ends to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than mandatorily required by the IASB.

IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected loss impairment model that is applied to all financial instruments held at amortized cost or fair value through OCI. Under the expected loss model, entities are required to recognize 12-month expected credit losses from the date a financial instrument is first recognized and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedging.

CIBC FIRST QUARTER 2015	47

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2015 Jan. 31	2014 Oct. 31	2015 Jan. 31	2014 Oct. 31	2015 Jan. 31	2014 Oct. 31	2015 Jan. 31	2014 Oct. 31
Financial assets
Deposits with banks	$–	$–	$275	$8	$–	$–	$275	$8
Trading securities
Government issued or guaranteed	$2,429	$2,189	$7,320	$7,473	$–	$–	$9,749	$9,662
Corporate equity	30,669	30,585	1,236	2,500	–	–	31,905	33,085
Corporate debt	–	–	2,920	2,751	–	–	2,920	2,751
Mortgage- and asset-backed	–	–	1,066	804	778	759	1,844	1,563
	$33,098	$32,774	$12,542	$13,528	$778	$759	$46,418	$47,061
Trading loans
Business and government	$–	$–	$5,560	$4,900	$–	$–	$5,560	$4,900
AFS securities
Government issued or guaranteed	$732	$772	$8,335	$6,287	$–	$–	$9,067	$7,059
Corporate equity	20	30	–	–	468	600	488	630
Corporate debt	–	–	1,930	1,454	11	8	1,941	1,462
Mortgage- and asset-backed	–	–	2,550	2,455	550	622	3,100	3,077
	$752	$802	$12,815	$10,196	$1,029	$1,230	$14,596	$12,228
FVO securities
Government issued or guaranteed	$–	$–	$60	$49	$–	$–	$60	$49
Corporate debt	–	–	99	97	–	–	99	97
Asset-backed	–	–	–	–	116	107	116	107
	$–	$–	$159	$146	$116	$107	$275	$253
Derivative instruments
Interest rate	$6	$5	$16,351	$10,968	$32	$21	$16,389	$10,994
Foreign exchange	–	–	18,871	7,822	–	–	18,871	7,822
Credit	–	–	300	193	196	204	496	397
Equity	283	320	771	398	1	1	1,055	719
Precious metal	372	80	33	16	–	–	405	96
Other commodity	713	214	1,195	438	–	–	1,908	652
	$1,374	$619	$37,521	$19,835	$229	$226	$39,124	$20,680
Total financial assets	$35,224	$34,195	$68,872	$48,613	$2,152	$2,322	$106,248	$85,130
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,778)	$(1,967)	$(774)	$(729)	$(2,552)	$(2,696)
Obligations related to securities sold short	(5,601)	(5,763)	(4,885)	(7,236)	–	–	(10,486)	(12,999)
	$(5,601)	$(5,763)	$(6,663)	$(9,203)	$(774)	$(729)	$(13,038)	$(15,695)
Derivative instruments
Interest rate	$(5)	$(4)	$(16,084)	$(10,619)	$(32)	$(21)	$(16,121)	$(10,644)
Foreign exchange	–	–	(17,748)	(7,736)	–	–	(17,748)	(7,736)
Credit	–	–	(329)	(232)	(276)	(270)	(605)	(502)
Equity	(292)	(291)	(1,315)	(1,453)	(12)	(14)	(1,619)	(1,758)
Precious metal	(534)	(113)	(19)	(18)	–	–	(553)	(131)
Other commodity	(320)	(170)	(2,937)	(900)	–	–	(3,257)	(1,070)
	$(1,151)	$(578)	$(38,432)	$(20,958)	$(320)	$(305)	$(39,903)	$(21,841)
Total financial liabilities	$(6,752)	$(6,341)	$(45,095)	$(30,161)	$(1,094)	$(1,034)	$(52,941)	$(37,536)
(1)	Comprises FVO deposits of $2,049 million (October 31, 2014: $2,057 million), bifurcated embedded derivatives of $357 million (October 31, 2014: $512 million), FVO other liabilities of $1 million (October 31, 2014: $7 million), and other financial liabilities measured at fair value of $145 million (October 31, 2014: $120 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of a quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter, we transferred $481 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended October 31, 2014, $954 million of trading securities and $168 million of securities sold short were transferred from Level 1 to Level 2 and for the quarter ended January 31, 2014, $470 million of trading securities and $404 million of securities sold short were transferred from Level 1 to Level 2). In addition, $3 million of corporate debt securities were transferred from Level 2 to Level 3 and $8 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 during the quarter, as there has been a change in the observability of one or more inputs that significantly impact their fair value (for the quarter ended October 31, 2014, $3 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and for the quarter ended January 31, 2014, $13 million of corporate equity securities were transferred from Level 3 to Level 1).

48	CIBC FIRST QUARTER 2015

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter was $24 million ($34 million for the quarter ended October 31, 2014 and $53 million for the quarter ended January 31, 2014).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jan. 31, 2015
Trading securities
Mortgage- and asset-backed	$759	$5	$58	$–	$–	$–	$–	$–	$–	$(44)	$778
AFS securities
Corporate equity	600	35	(2)	(74)	–	–	36	–	(127)	–	468
Corporate debt	8	–	1	1	3	–	–	–	(2)	–	11
Mortgage- and asset-backed	622	–	–	5	–	–	31	–	–	(108)	550
FVO securities
Asset-backed	107	1	14	–	–	–	–	–	–	(6)	116
Derivative instruments
Interest rate	21	–	11	–	–	–	–	–	–	–	32
Credit	204	(25)	19	–	–	–	–	–	–	(2)	196
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,322	$16	$101	$(68)	$3	$–	$67	$–	$(129)	$(160)	$2,152
Deposits and other liabilities (3)	$(729)	$(3)	$(67)	$–	$–	$8	$–	$(16)	$19	$14	$(774)
Derivative instruments
Interest rate	(21)	–	(11)	–	–	–	–	–	–	–	(32)
Credit	(270)	25	(35)	–	–	–	–	–	–	4	(276)
Equity	(14)	–	(2)	–	–	–	–	–	–	4	(12)
Total liabilities	$(1,034)	$22	$(115)	$–	$–	$8	$–	$(16)	$19	$22	$(1,094)
Oct. 31, 2014
Trading securities
Mortgage- and asset-backed	$786	$28	$(6)	$–	$–	$–	$–	$–	$–	$(49)	$759
AFS securities
Corporate equity	593	8	(3)	14	–	–	7	–	(18)	(1)	600
Corporate debt	8	–	–	–	–	–	–	–	–	–	8
Mortgage- and asset-backed	134	–	–	(1)	–	–	519	–	–	(30)	622
FVO securities
Asset-backed	113	6	(1)	–	–	–	–	–	–	(11)	107
Derivative instruments
Interest rate	19	6	2	–	–	–	–	–	–	(6)	21
Credit	213	(12)	6	–	–	–	–	–	–	(3)	204
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$1,867	$36	$(2)	$13	$–	$–	$526	$–	$(18)	$(100)	$2,322
Deposits and other liabilities (3)	$(746)	$(58)	$60	$–	$(3)	$–	$–	$(11)	$13	$16	$(729)
Derivative instruments
Interest rate	(23)	(6)	1	–	–	–	–	–	–	7	(21)
Credit	(279)	20	(15)	–	–	–	–	–	–	4	(270)
Equity	(13)	–	(2)	–	–	–	2	(1)	–	–	(14)
Total liabilities	$(1,061)	$(44)	$44	$–	$(3)	$–	$2	$(12)	$13	$27	$(1,034)
Jan. 31, 2014
Trading securities
Mortgage- and asset-backed	$837	$15	$67	$–	$–	$–	$–	$–	$–	$(58)	$861
Trading loans
Business and government	–	–	–	–	–	–	28	–	–	–	28
AFS securities
Corporate equity	618	21	–	34	–	(13)	21	–	(38)	–	643
Corporate debt	9	–	1	(1)	–	–	5	–	–	–	14
Mortgage- and asset-backed	286	–	–	–	–	–	–	–	–	(54)	232
FVO securities
Asset-backed	147	3	12	–	–	–	–	–	–	(18)	144
Derivative instruments
Interest rate	46	4	–	–	–	–	–	–	–	(5)	45
Credit	294	(4)	6	–	–	–	–	–	–	(10)	286
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,238	$39	$86	$33	$–	$(13)	$54	$–	$(38)	$(145)	$2,254
Deposits and other liabilities (3)	$(737)	$(5)	$(51)	$–	$–	$–	$–	$(27)	$(1)	$33	$(788)
Derivative instruments
Interest rate	(48)	(4)	(1)	–	–	–	–	–	–	4	(49)
Credit	(413)	–	(10)	–	–	–	–	–	–	26	(397)
Equity	(13)	–	(1)	–	–	–	–	–	–	–	(14)
Total liabilities	$(1,211)	$(9)	$(63)	$–	$–	$–	$–	$(27)	$(1)	$63	$(1,248)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $559 million (October 31, 2014: $506 million; January 31, 2014: $602 million) and bifurcated embedded derivatives of $215 million (October 31, 2014: $223 million; January 31, 2014: $186 million).

CIBC FIRST QUARTER 2015	49

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

$ millions, as at	2015 Jan. 31	Valuation techniques		Key non-observable inputs		Range of inputs
						Low	High
Trading securities
Mortgage- and asset-backed	$778	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	95.4%
AFS securities
Corporate equity
Limited partnerships	314	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	154	Valuation multiple		Earnings multiple		8.6	15.5
				Revenue multiple		3.0	3.9
		Discounted cash flow		Discount rate		11.8%	30.0%
Corporate debt	11	Discounted cash flow		Discount rate		10.5%	30.0%
Mortgage- and asset-backed	550	Discounted cash flow		Credit spread		0.5%	2.4%
				Prepayment rate		11.5%	33.1%
FVO securities
Asset-backed	116	Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	32	Proprietary model	(2)	n/a		n/a	n/a
Credit	196 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		30.2%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.1%	1.1%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,152
Deposits and other liabilities	$(774)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	87.0%
		Option model		Market volatility		9.8%	29.2%
				Market correlation		(42.5)%	100.0%
Derivative instruments
Interest rate	(32)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(276)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.7%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.1%	1.1%
Equity	(12)	Option model		Market correlation		(46.8)%	93.4%
Total liabilities	$(1,094)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of credit valuation adjustment (CVA) reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 70%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

50	CIBC FIRST QUARTER 2015

$ millions, as at	2014 Oct. 31	Valuation techniques		Key non-observable inputs		Range of inputs
						Low	High
Trading securities
Mortgage- and asset-backed	$759	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.5%
AFS securities
Corporate equity
Limited partnerships	289	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	311	Valuation multiple		Earnings multiple		6.4	15.5
				Revenue multiple		2.9	3.5
		Discounted cash flow		Discount rate		7.6%	30.0%
		Option model		Market volatility		55.6%	63.0%
Corporate debt	8	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	622	Discounted cash flow		Credit spread		0.4%	1.1%
				Prepayment rate		12.7%	32.4%
FVO securities
Asset-backed	107	Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	21	Proprietary model	(2)	n/a		n/a	n/a
Credit	204 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		29.9%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.2%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,322
Deposits and other liabilities	$(729)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.0%
		Option model		Market volatility		9.7%	37.1%
				Market correlation		(52.8)%	100.0%
Derivative instruments
Interest rate	(21)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(270)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.6%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.2%
Equity	(14)	Option model		Market volatility		28.8%	30.1%
				Market correlation		(48.5)%	93.3%
Total liabilities	$(1,034)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business, for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets is also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.
•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.
•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.
•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets, up to a certain reasonably possible level, would

CIBC FIRST QUARTER 2015	51

result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $13 million (October 31, 2014: $31 million) or decrease the net fair value by up to $9 million (October 31, 2014: $29 million) in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies would increase by $23 million (October 31, 2014: $45 million) or decrease by $12 million (October 31, 2014: $26 million).

The fair value of our limited partnerships (LPs) is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $19 million (October 31, 2014: $17 million).

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates could result in an increase or a decrease in the fair value of our Level 3 ABS. The impact of adjusting the non-observable inputs within a reasonably possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $11 million (October 31, 2014: $9 million)

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between the fair value changes of the FVO liabilities during the period calculated based on a discount curve adjusted for our own credit and the fair value changes during the period due to changes in market conditions. For the three months ended January 31, 2015, $3 million of fair value changes attributable to changes in our own credit spreads were recognized in OCI.

3.	Securities

Fair value of AFS securities

$ millions, as at	2015 Jan. 31				2014 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$3,321	$11	$–	$3,332	$2,026	$5	$–	$2,031
Other Canadian governments	2,880	64	–	2,944	2,391	15	–	2,406
U.S. Treasury and agencies	822	3	–	825	781	1	–	782
Other foreign governments	1,963	12	(9)	1,966	1,834	13	(7)	1,840
Mortgage-backed securities (MBS)	2,231	24	–	2,255	2,186	7	(1)	2,192
Asset-backed securities	838	7	–	845	883	2	–	885
Corporate public debt	1,942	10	(18)	1,934	1,444	22	(12)	1,454
Corporate private debt	5	2	–	7	6	2	–	8
Corporate public equity (1)	8	14	–	22	17	157	–	174
Corporate private equity	279	187	–	466	261	195	–	456
	$14,289	$334	$(27)	$14,596	$11,829	$419	$(20)	$12,228
(1)	Includes restricted stock.

52	CIBC FIRST QUARTER 2015

As at January 31, 2015, the amortized cost of 72 AFS securities that are in a gross unrealized loss position (October 31, 2014: 88 securities) exceeded their fair value by $27 million (October 31, 2014: $20 million). The securities that have been in a gross unrealized loss position for more than a year include 24 AFS securities (October 31, 2014: 30 securities) with a gross unrealized loss of $22 million (October 31, 2014: $17 million). We have determined that these AFS securities were not impaired.

In 2008, we reclassified certain trading assets to loans and receivables and AFS. As at January 31, 2015 and October 31, 2014, the carrying value of these reclassified assets approximated the fair value. The carrying value of the securities reclassified to AFS was not significant.

4.	Loans

Allowance for credit losses

$ millions, as at			2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$338	$1,398	$1,736	$1,769	$1,758
Provision for credit losses	24	163	187	194	218
Write-offs	(21)	(200)	(221)	(285)	(277)
Recoveries	1	46	47	46	50
Interest income on impaired loans	(3)	(3)	(6)	(6)	(9)
Foreign exchange and other	37	37	74	18	(55	) (1)
Balance at end of period	$376	$1,441	$1,817	$1,736	$1,685
Comprises:
Loans	$376	$1,351	$1,727	$1,660	$1,620
Undrawn credit facilities (2)	–	90	90	76	65
(1)	Includes a release of $81 million of collective allowance for credit losses resulting from the sale of approximately 50% of our Aerogold VISA portfolio to The Toronto Dominion Bank which was recognized as part of the net gain on sale.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at				2015 Jan. 31	2014 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$587	$1	$193	$393	$366
Personal	216	8	140	68	61
Business and government	758	367	10	381	363
Total impaired loans (2)	$1,561	$376	$343	$842	$790
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,098 million (October 31, 2014: $1,092 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended January 31, 2015 totalled $1,468 million (for the quarter ended October 31, 2014: $1,479 million).

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at				2015 Jan. 31	2014 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,764	$701	$225	$2,690	$2,657
Personal	517	135	25	677	618
Credit card	549	160	86	795	723
Business and government	173	122	15	310	256
	$3,003	$1,118	$351	$4,472	$4,254

CIBC FIRST QUARTER 2015	53

5.	Structured entities and derecognition of financial assets

Structured entities

Structured Entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 122 and 124 of the 2014 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at January 31, 2015, our structured program had issued covered bond liabilities of $6.7 billion with a fair value of $6.7 billion (October 31, 2014: $10.7 billion with a fair value of $10.8 billion) and our legislative program had issued covered bond liabilities of $5.8 billion with a fair value of $5.8 billion (October 31, 2014: $1.9 billion with a fair value of $1.9 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at January 31, 2015, $4.0 billion of credit card receivable assets with a fair value of $4.0 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion) supported associated funding liabilities of $4.0 billion with a fair value of $4.0 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion).

As at January 31, 2015, there were $3.6 billion (October 31, 2014: $3.1 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at January 31, 2015	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing (1)	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (2)
Trading securities	$44		$381	$795	$12	$1	$–	$7	$772
AFS securities	–		1,348	–	–	–	–	2	–
FVO securities	–		–	–	–	–	–	–	116
Loans	84		876	–	–	3	–	–	1,517
Investments in equity-accounted associates and joint ventures	–		7	–	–	4	23	–	–
Derivatives (3)	–		–	18	–	–	–	–	–
	$128		$2,612	$813	$12	$8	$23	$9	$2,405
October 31, 2014	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$–	$1,696	$–	$–	$–
Derivatives (3)	–		–	132	–	–	–	2	234
	$–		$–	$132	$–	$1,696	$–	$2	$234
October 31, 2014	$–		$–	$228	$–	$1,651	$–	$3	$238
Maximum exposure to loss, net of hedges Investments and loans	$128		$2,612	$795	$12	$8	$23	$9	$2,405
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	26	1,262
Liquidity, credit facilities and commitments	3,116	(4)	670	–	–	72	–	27	84
Less: hedges of investments, loans and written derivatives exposure	–		–	(795)	–	–	–	–	(3,093)
	$3,244		$3,282	$–	$12	$80	$23	$62	$658
October 31, 2014	$2,793		$3,205	$–	$10	$79	$20	$84	$725
(1)	Includes interests in third-party LPs.
(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(3)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(4)	Excludes an additional $1.5 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

54	CIBC FIRST QUARTER 2015

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 124 of the 2014 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2015 Jan. 31		2014 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$22,407	$22,601	$22,048	$22,083
Securities held by counterparties as collateral under repurchase agreements (2)(3)	2,365	2,365	2,033	2,033
Securities lent for securities collateral (2)(3)	16,461	16,461	14,966	14,966
	$41,233	$41,427	$39,047	$39,082
Carrying amount of associated liabilities (4)	$42,404	$42,849	$39,901	$40,176
(1)	Includes $1.5 billion (October 31, 2014: $1.3 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $700 million (October 31, 2014: $817 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $34.3 billion with a fair value of $34.6 billion (October 31, 2014: $33.1 billion with a fair value of $33.1 billion) of mortgages that were not transferred to external parties.

6.	Deposits(1)(2)

$ millions, as at				2015 Jan. 31	2014 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$9,948	$83,638	$41,296	$134,882	$130,085
Business and government (6)	36,106	24,160	95,595	155,861	148,793
Bank	2,350	92	6,676	9,118	7,732
Secured borrowings (7)	–	–	40,014	40,014	38,783
	$48,404	$107,890	$183,581	$339,875	$325,393
Comprised of:
Held at amortized cost				$337,826	$323,336
Designated at fair value				2,049	2,057
				$339,875	$325,393
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$38,341	$38,624
In foreign offices				3,257	2,907
Interest-bearing deposits
In domestic offices				241,541	235,328
In foreign offices				55,846	47,914
U.S. federal funds purchased				890	620
				$339,875	$325,393
(1)	Includes deposits of $87.7 billion (October 31, 2014: $78.1 billion) denominated in U.S. dollars and deposits of $10.5 billion (October 31, 2014: $9.3 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,019 million (October 31, 2014: $1,957 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,696 million (October 31, 2014: $1,651 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

7.	Subordinated indebtedness

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our floating rate Debentures (subordinated indebtedness) due July 31, 2084.

CIBC FIRST QUARTER 2015	55

8.	Share capital

Common shares

$ millions, except number of shares, for the three months ended		2015 Jan. 31		2014 Oct. 31		2014 Jan. 31
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	397,021,477	$7,782	396,973,661	$7,758	399,249,736	$7,753
Issuance pursuant to:
Stock option plans	143,401	13	299,905	27	301,839	24
	397,164,878	$7,795	397,273,566	$7,785	399,551,575	$7,777
Purchase of common shares for cancellation	–	–	(279,800)	(5)	(1,415,100)	(27)
Treasury shares	(23,217)	(2)	27,711	2	(192)	–	(1)
Balance at end of period	397,141,661	$7,793	397,021,477	$7,782	398,136,283	$7,750
(1)	Due to rounding.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

Preferred shares

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Series 41 and Series 42 shares are also subject to a non-viability contingent capital (NVCC) provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of the “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 41 shares as equity.

Regulatory capital and Basel III leverage ratio

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at	2015 Jan. 31	2014 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital	$17,610	$17,496
Tier 1 capital	A	19,199	18,720
Total capital	23,347	23,281
Risk-weighted assets (RWA)	156,118	155,148
CET1 ratio	11.3%	11.3%
Tier 1 capital ratio	12.3%	12.1%
Total capital ratio	14.9%	15.0%
Leverage ratio exposure	B	$472,782	n/a
Leverage ratio	A/B	4.1%	n/a
Assets-to-capital multiple (ACM)	n/a	17.7	x
All-in basis
CET1 capital	$15,033	$14,607
Tier 1 capital	C	17,771	17,300
Total capital	22,024	21,989
CET1 capital RWA	146,554	141,250
Tier 1 capital RWA	146,847	141,446
Total capital RWA	147,097	141,739
CET1 ratio	10.3%	10.3%
Tier 1 capital ratio	12.1%	12.2%
Total capital ratio	15.0%	15.5%
Leverage ratio exposure	D	$471,937	n/a
Leverage ratio	C/D	3.8%	n/a

During the quarter ended January 31, 2015, we have complied with OSFI’s regulatory capital requirements.

56	CIBC FIRST QUARTER 2015

9.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	Pension plans			Other post-employment plans
$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Current service cost	$53	$49	$48	$3	$3	$3
Net interest (income) expense	(1)	(5)	(4)	8	7	7
Interest expense on effect of asset ceiling	–	1	–	–	–	–
Plan administration costs	1	1	2	–	–	–
Total net defined benefit plan expense	$53	$46	$46	$11	$10	$10

Defined contribution plan expense

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Defined contribution pension plans	$5	$3	$3
Government pension plans (1)	24	22	22
Total defined contribution plan expense	$29	$25	$25
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans(1)

	Pension plans			Other post-employment plans
$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Net actuarial (losses) gains on defined benefit obligation	$(668)	$2	$(122)	$(61)	$2	$(13)
Net actuarial gains (losses) on plan assets	268	(11)	44	–	–	–
Changes in asset ceiling excluding interest income	–	–	1	–	–	–
Net remeasurement (losses) gains recognized in OCI	$(400)	$(9)	$(77)	$(61)	$2	$(13)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns; all other actuarial assumptions are updated annually. In addition, all actuarial assumptions for foreign plans are updated annually.

10.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $210 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

11.	Earnings per share

$ millions, except number of shares and per share amounts, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31
Basic earnings per share
Net income attributable to equity shareholders	$920	$809	$1,174
Less: Preferred share dividends and premiums	13	18	25
Net income attributable to common shareholders	$907	$791	$1,149
Weighted-average common shares outstanding (thousands)	397,117	397,009	398,539
Basic earnings per share	$2.28	$1.99	$2.88
Diluted earnings per share
Net income attributable to diluted common shareholders	$907	$791	$1,149
Weighted-average common shares outstanding (thousands)	397,117	397,009	398,539
Add: Stock options potentially exercisable (1) (thousands)	770	898	678
Weighted-average diluted common shares outstanding (thousands)	397,887	397,907	399,217
Diluted earnings per share	$2.28	$1.98	$2.88
(1)	Excludes average options outstanding of 385,379 (October 31, 2014: 1,406; January 31, 2014: 839,472) with a weighted-average exercise price of $102.33 (October 31, 2014: $102.40; January 31, 2014: $92.68) for the quarter ended January 31, 2015, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC FIRST QUARTER 2015	57

12.	Contingent liabilities and provision

Legal proceedings

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $50 million as at January 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at January 31, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. The court reserved its decision.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions have been settled subject to a court approval hearing scheduled for May 2015. Pursuant to the proposed settlement, the underwriting syndicate will pay $33 million. The settlement did not have a significant impact on our net income during the period.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2014 annual consolidated financial statements.

Restructuring

During the quarter, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. While the amount recognized represents our best estimate as at January 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances. In general, settlement of the obligation will occur over time based on individual entitlements.

13.	Segmented information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean), strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

58	CIBC FIRST QUARTER 2015

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Net interest income (1)	$1,474	$51	$468	$(37)	$1,956
Jan. 31	Non-interest income	512	677	236	78	1,503
	Intersegment revenue (2)	107	(109)	2	–	–
	Total revenue (1)	2,093	619	706	41	3,459
	Provision for credit losses	164	–	14	9	187
	Amortization and impairment (3)	23	6	1	74	104
	Other non-interest expenses	1,033	441	327	290	2,091
	Income (loss) before income taxes	873	172	364	(332)	1,077
	Income taxes (1)	223	44	89	(202)	154
	Net income (loss)	$650	$128	$275	$(130)	$923
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	650	128	275	(133)	920
	Average assets (4)	$237,540	$4,616	$136,405	$59,140	$437,701
2014	Net interest income (1)	$1,429	$50	$374	$28	$1,881
Oct. 31 (5)	Non-interest income	512	641	92	87	1,332
	Intersegment revenue (2)	105	(107)	2	–	–
	Total revenue (1)	2,046	584	468	115	3,213
	Provision for credit losses	171	–	14	9	194
	Amortization and impairment (3)	15	6	1	74	96
	Other non-interest expenses	1,057	422	292	216	1,987
	Income (loss) before income taxes	803	156	161	(184)	936
	Income taxes (1)	201	37	25	(138)	125
	Net income (loss)	$602	$119	$136	$(46)	$811
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$2	$2
	Equity shareholders	602	119	136	(48)	809
	Average assets (4)	$234,160	$4,494	$124,633	$55,127	$418,414
2014	Net interest income (1)	$1,437	$50	$389	$29	$1,905
Jan. 31 (5)	Non-interest income	722	546	290	168	1,726
	Intersegment revenue (2)	93	(94)	1	–	–
	Total revenue (1)	2,252	502	680	197	3,631
	Provision for (reversal of) credit losses	210	(1)	2	7	218
	Amortization and impairment (3)	24	4	1	66	95
	Other non-interest expenses	1,028	347	328	178	1,881
	Income (loss) before income taxes	990	152	349	(54)	1,437
	Income taxes (1)	244	38	85	(107)	260
	Net income	$746	$114	$264	$53	$1,177
	Net income attributable to:
	Non-controlling interests	$–	$1	$–	$2	$3
	Equity shareholders	746	113	264	51	1,174
	Average assets (4)	$227,837	$4,152	$121,951	$56,079	$410,019
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $148 million for the three months ended January 31, 2015 ($85 million and $110 million for the three months ended October 31, 2014 and January 31, 2014, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the current period.

14.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of management’s discussion and analysis in our 2014 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on–balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2015	Cash and deposits with banks	$34	$9,049	$2,469	$–	$–	$–	$–	$11,552	$1,493	$13,045
Jan. 31	Securities	1,034	10,621	1,883	–	–	–	1,735	15,273	46,016	61,289
	Cash collateral on securities borrowed	2,058	–	1,855	–	–	–	–	3,913	–	3,913
	Securities purchased under resale agreements	9,382	2,663	22,061	–	–	–	–	34,106	–	34,106
	Loans	52,412	3,741	2,068	175,861	19,493	9,593	2,740	265,836	1,481	267,389
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,727)	(1,727)
	Derivative instruments	8,014	8,753	22,357	–	–	–	–	39,124	–	39,124
	Customers’ liability under acceptances	7,415	1,839	50	–	–	–	–	9,304	–	9,304
	Other assets	229	2,287	4,851	151	26	75	3	7,622	11,158	18,780
	Total credit exposure	$80,578	$38,953	$57,594	$176,012	$19,519	$9,668	$4,478	$386,730	$58,421	$445,223
2014 Oct. 31	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903

CIBC FIRST QUARTER 2015	59

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-594-7251, fax 416-363-5347, or e-mail: erica.belling@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on Thursday, February 26, 2015 at 8:00 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-888-789-9572, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) March 5, 2015. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6371479#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 8556162#.

Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, February 26, 2015 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 23, 2015 in Calgary, Alberta.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at 416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
Nov. 3/14	$102.71
Dec. 1/14	$106.60
Jan. 2/15	$100.14
Jan. 28/15		$91.95

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario M5L 1A2, Canada (416) 980-2211

www.cibc.com